      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 2002.


                                                      REGISTRATION NO. 333-83150
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                              WILLBROS GROUP, INC.
             (Exact Name of Registrant as Specified in its Charter)

                   REPUBLIC OF PANAMA                                           98-0160660
            (State or Other Jurisdiction of                                  (I.R.S. Employer
             Incorporation or Organization)                               Identification Number)

                             ---------------------

                              PLAZA 2000 BUILDING
                             50TH STREET, 8TH FLOOR
                                 APARTADO 6307
                          PANAMA 5, REPUBLIC OF PANAMA
                                (50-7) 213-0947
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------

                                 LARRY J. BUMP
                           CHAIRMAN OF THE BOARD AND
                            CHIEF EXECUTIVE OFFICER
                              WILLBROS GROUP, INC.
                             C/O WILLBROS USA, INC.
                             4400 POST OAK PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77027
                                 (713) 403-8000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------

                                WITH COPIES TO:

                 ROBERT A. CURRY, ESQ.                                    JAMES M. PRINCE, ESQ.
                ROBERT J. MELGAARD, ESQ.                                   T. MARK KELLY, ESQ.
                 CONNER & WINTERS, P.C.                                   VINSON & ELKINS L.L.P.
                 3700 FIRST PLACE TOWER                                   2300 FIRST CITY TOWER
                  15 EAST FIFTH STREET                                         1001 FANNIN
               TULSA, OKLAHOMA 74103-4344                               HOUSTON, TEXAS 77002-6760
                     (918) 586-5711                                           (713) 758-2222
               (918) 586-8548 (FACSIMILE)                               (713) 615-5962 (FACSIMILE)

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION, DATED MAY 8, 2002


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                4,000,000 SHARES

                          (WILLBROS GROUP, INC. LOGO)

                              WILLBROS GROUP, INC.

                                  COMMON STOCK
                               $       PER SHARE

--------------------------------------------------------------------------------

Willbros Group, Inc. is offering 3,200,000 shares and the selling stockholders identified in this prospectus are offering 800,000 shares.


The common stock is listed on the New York Stock Exchange under the symbol "WG." On May 7, 2002, the last reported sale price of the common stock on the New York Stock Exchange Composite Tape was $18.25 per share.


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                                                              PER SHARE     TOTAL
                                                              ---------     -----
Price to the public.........................................   $          $
Underwriting discount.......................................
Proceeds to Willbros Group, Inc. ...........................
Proceeds to the selling stockholders........................

We and some of the selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 600,000 additional shares (415,000 from us and 185,000 from some of the selling stockholders) within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS                         CREDIT LYONNAIS SECURITIES (USA) INC.

                      D. A. DAVIDSON & CO.
                                            FROST SECURITIES, INC.
                                                   MORGAN KEEGAN & COMPANY, INC.

                The date of this prospectus is           , 2002.

LOGO

                              [Inside Front Cover]

CONSTRUCTION SERVICES

[Picture of crews lowering in pipe in          [Picture of "Willbros 318" Combination
Cameroon]                                      Derrick/Lay Barge]

ENGINEERING SERVICES


[Picture of Samalayuca Gas
Pipeline Texas-Mexico]

SPECIALTY SERVICES

[Picture of rig moves in                       [Picture of dredging in
  Oman]                                        Nigeria]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................   10
Forward-Looking Statements..................................   16
Use of Proceeds.............................................   17
Capitalization..............................................   18
Price Range of Common Stock and Dividend Policy.............   19
Selected Consolidated Financial and Other Data..............   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   31
Management..................................................   42
Principal and Selling Stockholders..........................   45
Description of Capital Stock................................   47
Material United States Federal and Panamanian Income Tax
  Consequences..............................................   51
Underwriting................................................   56
Notice to Canadian Residents................................   59
Legal Matters...............................................   60
Experts.....................................................   60
Enforceability of Civil Liabilities Under the Federal
  Securities Laws...........................................   60
Where You Can Find More Information.........................   61
Index to Consolidated Financial Statements..................  F-1

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. You should read the entire prospectus and the documents to which we have referred you carefully. Unless the context otherwise requires, all references in this prospectus to "Willbros," "we," "us" and "our" refer to Willbros Group, Inc., its consolidated subsidiaries and their predecessors.

ABOUT US

We are one of the leading independent contractors providing construction, engineering and specialty services to the oil, gas and power industries and government entities worldwide. We place particular emphasis on projects in countries where we believe our experience gives us a competitive advantage, including several developing countries. Our construction services include the building and replacement of major pipelines and gathering systems, flow, pump and gas compressor stations, gas processing facilities, oil and gas production facilities and related infrastructure. Our engineering services include feasibility studies, conceptual and detailed design, field services, material procurement and overall project management. Our specialty services include oilfield transportation services, dredging, maintenance, specialty fabrication and facility operations.

For the years ended December 31, 1999, 2000 and 2001, we had revenues of $176.6 million, $314.3 million and $390.1 million, respectively, and earnings before interest, taxes, depreciation and amortization, or EBITDA, of $4.0 million, $13.9 million and $51.1 million, respectively. Our backlog at December 31, 2001 was a record $407.6 million, as compared to the previous year-end record backlog amount of $373.9 million at December 31, 2000, and $253.1 million at December 31, 1999.

We provide our services utilizing a large fleet of company-owned and leased equipment that includes marine vessels, barges, dredges, pipelaying equipment, heavy construction equipment, transportation equipment and camp equipment. Our equipment fleet is supported by an extensive inventory of spare parts and tools, which we strategically locate and maintain throughout the world to maximize availability and minimize cost. At December 31, 2001, the net book value of our property, plant, equipment and spare parts was $74.3 million.

We trace our roots to the construction business of Williams Brothers Company founded in 1908. Through successors to that business, we have completed many landmark projects and have been employed by more than 400 clients to carry out work in 55 countries. Within the past 10 years, we have worked in Africa, Asia, Australia, the Middle East, North America and South America. We have historically had a steady base of operations in Nigeria, Oman, the United States and Venezuela, which has been enhanced by major projects in Australia, Bolivia, Cameroon, Chad, Egypt, Gabon, Indonesia, Ivory Coast, Kuwait and Pakistan. Our backlog at December 31, 2001, was primarily derived from projects in Africa (50.2%) and North America (42.2%). Our clients are some of the world's leading energy companies, including Royal Dutch Shell, ExxonMobil and Duke Energy.

CURRENT MARKET CONDITIONS

We believe several factors influencing the global energy market have led to and will continue to result in increased activity across our primary lines of business. Although the global recession has dampened industrial demand for energy, which has affected short-term energy prices and resulted in a re-evaluation of future projects both in the primary pipeline sector and the power generation sector, we are not experiencing any significant slowdown in the regions in which we compete. Further, we have a high level of confidence in the work under contract for all of 2002 and into 2003. The factors leading to higher levels of energy-related capital expenditures include the following:

   -- rising global energy demand and the need for larger oil and gas transportation infrastructures resulting from economic growth in developing countries;

   --  some state-controlled oil and gas companies seeking foreign investment;

   -- the increasing role of natural gas as a fuel for power generation and other uses in producing countries;

   --  initiatives to reduce natural gas flaring;

   --  efforts to bring stranded natural gas reserves to market; and

   --  the aging of energy infrastructure.

Industry reports indicate that planned worldwide pipeline construction will increase significantly over the next several years. These industry forecasts indicate in excess of $24.8 billion to be spent worldwide in 2002 on pipeline construction and related infrastructure, as compared to approximately $16.9 billion of planned expenditures for 2001. Of this amount, we estimate that approximately $1.5 billion in business opportunities will meet our bidding criteria over the next 12 months. We expect to aggressively pursue these opportunities.

We currently have a number of significant bids outstanding with respect to potential contract awards in Bolivia, Cameroon, Canada, Ecuador, Nigeria, Oman, Saudi Arabia, the United States and Venezuela. We are currently preparing bids with respect to potential contract awards in Nigeria, Oman, Saudi Arabia, the United States and Venezuela. Finally, we expect to prepare and submit bids with respect to certain other potential construction and engineering projects in Africa, Asia, the Middle East, North America and South America during 2002.

BUSINESS STRATEGY

We seek to maximize stockholder value through our business strategy. The core elements of our business strategy are to:

   -- Focus on Areas of Our Geographical Expertise. We plan to concentrate our bidding efforts in areas where we can be most competitive and obtain the highest profit margins. Our objective is to maintain and enhance our presence in regions where we have developed a strong base of experience and operations, such as West Africa, North America, South America and the Middle East, by capitalizing on our local experience, established contacts with local customers and suppliers and familiarity with the local business environment.

   -- Pursue EPC Contracts. We will continue to pursue engineering, procurement and construction (EPC) contracts because they can often yield higher profit margins on the engineering and construction components of the contract compared to stand alone contracts for similar services. In performing EPC contracts we are engaged in numerous aspects of a project. We are therefore able to efficiently determine the design, permitting, procurement and construction sequence for a project in connection with making engineering decisions. Accordingly, this contract structure allows us to deploy our resources more efficiently and capture those efficiencies in the form of improved margins on the engineering and construction components of these projects. We intend to capitalize on being one of the few pipeline construction companies worldwide with the ability to provide a full range of EPC services in order to position ourselves to capture more of this business.

   -- Continue Growth Through Strategic Alliances and Acquisitions. We seek to establish strategic alliances with companies whose resources, skills and strategies are complementary to ours and are likely to enhance our business opportunities, including the formation of joint ventures and consortia to achieve competitive advantages and share risks. Such alliances have already been established in a number of countries, and we currently have alliances to pursue or perform work in Bolivia, Cameroon, Chad, the Dominican Republic, Ecuador, Saudi Arabia, the United States and Venezuela. In order to enhance our competitive position and/or maximize project returns, we may decide to make an equity investment in a project. Additionally, we seek to identify, evaluate and acquire companies that offer growth opportunities and that complement our resources and capabilities.

   -- Focus on Superior Project Execution. We will continue to focus on performance and project execution in order to maximize customer satisfaction and the profit potential on each contract awarded. By doing so, we also enhance our potential for repeat business and/or add-on engineering or specialty service contracts.

   -- Maintain our Commitment to Safety and Quality. We will continue to emphasize our safety and quality program to meet the specific requirements of our customers through continuous improvement of all our business processes, while at the same time improving competitiveness and profitability. In recent years, ISO 9000, an internationally recognized verification system for quality management, has been made a criterion for prequalification of contractors by various clients and potential clients. Several of our key operating subsidiaries have ISO 9000 certification, and we periodically evaluate the costs and benefits of obtaining certification for additional operating subsidiaries.

   -- Conservative Financial Management. We continue to emphasize the maintenance of a strong balance sheet to maximize flexibility and liquidity for the development and growth of our business. We employ a disciplined approach to controlling costs at both project and administrative levels. In obtaining projects, we seek contracts that are likely to result in recurring revenue in order to partially mitigate the cyclical nature of our construction and engineering businesses. Additionally, we act to minimize our exposure to currency fluctuations through the use of U.S. dollar-denominated contracts whenever possible.

COMPETITIVE STRENGTHS

We believe our principal strengths include the following:

   -- Significant Global Experience. We have a long history of successfully completing complex and difficult projects in remote areas and in challenging terrain and climates. This experience enables us to complete large-scale pipeline projects in most regions of the world on time and within budget. In addition, we believe that we are one of the few companies among our competitors able to carry out large EPC projects in developing countries without subcontracting major elements of the work.

   -- Strategic Relationships/Alliances. In many of the geographic areas where we operate, we maintain alliances which allow us to significantly improve our competitive position and reduce our operating risks.

   -- Experienced Multinational Workforce. We employ directly, or through our joint ventures, a multinational workforce of approximately 3,790 persons, of which over 81% are citizens of the respective countries in which they work. This experienced multinational workforce allows us to mobilize rapidly for a project and to access appropriately qualified personnel in a cost efficient manner.

   -- Long Operating History and Relationships with Clients. We have a long history of operations in our strategic geographic areas of Africa, North America, South America and the Middle East. In addition, we have long-standing relationships with many of our clients in these strategic areas.

   -- Experienced Management Team. We have significant management expertise as a leading EPC company servicing the global energy industry. The top 12 officers of Willbros and our key operating subsidiaries have an average of 25 years of experience in the industry.

In implementing the core elements of our business strategy and capitalizing on our competitive strengths, we are typically faced with a number of challenges which include successfully relocating equipment and personnel in a timely fashion to execute projects in remote geographic areas, managing the impact of political changes, including new government regimes, in the countries where we operate, maintaining strategic relationships in geographic areas where our clients operate and retaining experienced management. As described under "Risk Factors," we also face operational risks, many of which are beyond our control.

OUR EXECUTIVE OFFICES

We are incorporated in the Republic of Panama and maintain our headquarters at the Plaza 2000 Building, 50th Street, 8th Floor, Apartado 6307, Panama 5, Republic of Panama, and our telephone number is (50-7) 213-0947. Administrative services are provided to us by our subsidiary, Willbros USA, Inc., whose administrative headquarters are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, and whose telephone number is (713) 403-8000. Information contained on our website, http://www.willbros.com, is not part of this prospectus.


                              RECENT DEVELOPMENTS



EARNINGS FOR FIRST QUARTER OF 2002



On May 6, 2002, we reported net earnings for the quarter ended March 31, 2002 of $4.6 million, or $0.30 per diluted share, compared to net income of $0.8 million, or $0.05 per diluted share for the same period in 2001. Revenue for the first quarter of 2002 was $147.5 million, compared to $65.7 million in the first quarter of 2001. Revenue, by type of service, for the first quarter of 2002 was as follows: construction, $83.3 million; engineering, $49.9 million; and specialty services, $14.3 million. On a comparable basis, revenue, by type of service, for the same period in 2001 was: construction, $26.6 million; engineering, $24.1 million; and specialty services, $15.0 million. Backlog as of March 31, 2002, was $390.4 million, as compared to $407.6 million at December 31, 2001. EBITDA for the first quarter of 2002 was $15.2 million or $0.98 per share, up from $7.6 million or $0.52 per share for the same period in 2001.



The increase in earnings from the same period in 2001 was primarily attributable to higher revenue resulting from increased engineering activity in North America, substantial completion of a U.S. pipeline project, construction activity on a pipeline project in Chad and Cameroon and marine maintenance and construction in offshore West Africa. The increase in revenue was partially offset by higher depreciation, higher general and administrative expenses and a higher level of income taxes resulting from increased earnings by our U.S. businesses.



For additional information, see our Current Report on Form 8-K dated May 6,
2002.

                                  THE OFFERING

Common stock offered by us....   3,200,000 shares(1)

Common stock offered by the
selling stockholders..........   800,000 shares(2)

Common stock to be outstanding
after the offering............   18,101,899 shares(1)(3)

Use of proceeds...............   We intend to use the net proceeds from the
                                 common stock offered by us for repayment of indebtedness under our bank credit agreement and general corporate purposes, including working capital. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."

New York Stock Exchange
symbol........................   WG
---------------------------

(1) Does not include 415,000 shares that may be sold upon exercise of the underwriters' over-allotment option granted by us.

(2) Does not include 185,000 shares that may be sold upon exercise of the underwriters' over-allotment option granted by some of the selling stockholders.

(3) Based on shares outstanding as of March 1, 2002. Does not include 1,785,550 shares of our common stock reserved for issuance upon exercise of outstanding options granted under our 1996 Stock Plan and Director Stock Plan as of March 1, 2002.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

                                  RISK FACTORS

You should consider carefully the "Risk Factors" beginning on page 10 of this prospectus before making an investment in our common stock.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

This section presents our summary historical financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the financial statements. The summary data in this section is not intended to replace the consolidated financial statements.

We derived the statement of operations data for the years ended December 31, 2001, 2000 and 1999, and balance sheet data as of December 31, 2001 from the audited consolidated financial statements in this prospectus. Those consolidated financial statements were audited by KPMG LLP, independent certified public accountants. We derived the statement of operations data for the years ended December 31, 1998 and 1997 from audited consolidated financial statements that are not included in this prospectus. The as adjusted balance sheet data set forth below as of December 31, 2001 reflects the receipt and application of the net proceeds from the sale of common stock offered by us in this offering at an assumed offering price of $18.50, the last reported sale price on April 19, 2002.

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                          2001(1)    2000(2)      1999       1998       1997
                                          --------   --------   --------   --------   --------
                                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Contract revenue........................  $390,134   $314,290   $176,564   $281,618   $251,877
Operating expenses:
  Contract cost.........................   315,685    266,969    145,498    220,360    182,435
  Termination of benefit plans..........    (9,204)         -          -          -          -
  Depreciation and amortization.........    19,522     22,408     21,313     25,552     18,936
  General and administrative............    29,975     30,218     27,548     32,383     29,118
                                          --------   --------   --------   --------   --------
Operating income (loss).................    34,156     (5,305)   (17,795)     3,323     21,388
Net interest income (expense)...........    (2,084)    (1,865)       587       (484)       304
Minority interest.......................    (1,501)    (2,449)    (1,541)    (1,132)    (1,911)
Other income (expense)..................    (1,107)      (716)     2,031     (1,502)        58
                                          --------   --------   --------   --------   --------
Income (loss) before income taxes.......    29,464    (10,335)   (16,718)       205     19,839
Provision for income taxes..............    10,384      5,257      3,300      4,567      5,723
                                          --------   --------   --------   --------   --------
Net income (loss).......................  $ 19,080   $(15,592)  $(20,018)  $ (4,362)  $ 14,116
                                          ========   ========   ========   ========   ========
Net income (loss) per common share:
  Basic.................................  $   1.32   $  (1.11)  $  (1.54)  $  (0.30)  $   0.97
  Diluted...............................      1.27      (1.11)     (1.54)     (0.30)      0.96
CASH FLOW DATA:
Cash provided by (used in):
  Operating activities..................  $ 24,756   $  3,040   $(14,041)  $ 15,199   $ 45,788
  Investing activities..................   (36,066)   (10,035)     4,866    (34,684)   (46,386)
  Financing activities..................    18,373     10,442      8,641    (14,545)    19,747
OTHER DATA:
EBITDA(3)...............................  $ 51,070   $ 13,938   $  4,008   $ 26,241   $ 38,471
Capital expenditures, excluding
  acquisitions..........................    28,818     15,351     12,245     36,112     47,272
Backlog (at period end)(4)..............   407,553    373,947    253,080    286,473    135,797

                                                              AS OF DECEMBER 31, 2001
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                                   (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 19,289      $ 35,519
Working capital.............................................    46,222        62,452
Total assets................................................   224,135       240,365
Total debt..................................................    39,284           284
Total stockholders' equity..................................    96,557       151,787

                         (See notes on following page)

---------------------------

(1) We acquired MSI Energy Services Inc., a general contractor in Alberta, Canada, on October 12, 2001. Accordingly, its results of operations since that date are consolidated with our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- General" and our consolidated financial statements included elsewhere in this prospectus.

(2) We acquired Rogers & Phillips, Inc., a U.S. pipeline construction company on January 24, 2000. Accordingly, its results of operations since that date are consolidated with our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and our consolidated financial statements included elsewhere in this prospectus.

(3) EBITDA represents earnings before net interest, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the respective period, nor has it been presented as an alternative to operating income as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. See our Consolidated Statements of Cash Flows in our consolidated financial statements included elsewhere in this prospectus. EBITDA is included in this prospectus because it is one of the measures through which we assess our financial performance. EBITDA as presented may not be comparable to other similarly titled measures reported by other companies.

(4) Backlog is anticipated contract revenue from contracts for which award is either in hand or reasonably assured.

                                  RISK FACTORS

You should carefully consider the following factors and other information in this prospectus and the documents to which we refer you, before deciding to invest in the shares.

OUR BUSINESS IS HIGHLY DEPENDENT UPON THE LEVEL OF CAPITAL EXPENDITURES BY OIL, GAS AND POWER COMPANIES ON INFRASTRUCTURE

Our revenue and cash flow are dependent upon major construction projects. The availability of these types of projects is dependent upon the condition of the oil, gas and power industries, and specifically, the level of capital expenditures of oil, gas and power companies on infrastructure. Our failure to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts are factors that could result in the under-utilization of our resources, which would have an adverse impact on our revenue and cash flow. There are numerous factors beyond our control that influence the level of capital expenditures of oil, gas and power companies, including:

   --  current and projected oil, gas and power prices;

   -- the abilities of oil, gas and power companies to generate, access and deploy capital, particularly in light of recent efforts by energy companies to strengthen their balance sheets and maintain their credit ratings in the wake of the Enron bankruptcy;

   --  exploration, production and transportation costs;

   --  the discovery rate of new oil and gas reserves;

   --  the sale and expiration dates of oil and gas leases and concessions;

   --  the demand for electricity;

   -- regulatory restraints on the rates that power companies may charge their customers;

   --  local and international political and economic conditions;

   -- the ability or willingness of host country government entities to fund their budgetary commitments; and

   --  technological advances.

OUR SIGNIFICANT INTERNATIONAL OPERATIONS ARE SUBJECT TO POLITICAL AND ECONOMIC RISKS OF DEVELOPING COUNTRIES

We have substantial operations and assets in developing countries in Africa, the Middle East and South America. Approximately 45% of our contract revenues for 2001 were derived from activities in developing countries, and approximately 72% of our long-lived assets as of December 31, 2001 were located in developing countries. For a list of our revenue and assets by location, see Note 13 of "Notes to Consolidated Financial Statements," included elsewhere in this prospectus. Accordingly, we are subject to risks which ordinarily would not be expected to exist to the same extent in the United States, Canada, Japan or Western Europe. Some of these risks include:

   -- Foreign currency restrictions, which may prevent us from repatriating foreign currency received in excess of local currency requirements and converting it into dollars or other fungible currency.

   -- Exchange rate fluctuations, which can reduce the purchasing power of local currencies and cause our costs to exceed our budget, reducing our operating margin in the affected country.

   -- Expropriation of assets, by either a recognized or unrecognized foreign government, which can disrupt our business activities and create delays and corresponding losses.

   -- Civil uprisings, riots and war, which can make it impractical to continue operations, adversely affect both budgets and schedules and expose us to losses. In 1999, for example, local protesters looted and vandalized our facilities in Nigeria and interfered with our operations.

   -- Availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of skilled craftsmen or specialized equipment in areas where local resources are insufficient.

   -- Government instability, which can cause investment in capital projects by our potential customers to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services.

   -- Legal systems of decrees, laws, regulations, interpretations and court decisions, which are not always fully developed and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs. In Venezuela, for example, a new hydrocarbons law, which went into effect on January 1, 2002 and which increases royalty rates from approximately 17% to between 20% and 30%, is expected to reduce investment in that country.

Our operations in developing countries may be adversely affected in the event any governmental agencies in these countries interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Japan or Western Europe. We may be subject to unanticipated taxes, including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments which could have a material adverse effect on our results of operations for any quarter or year.

These risks may result in a loss of business which could have a material adverse effect on our results of operations.

WE MAY BE ADVERSELY AFFECTED BY A CONCENTRATION OF BUSINESS IN A PARTICULAR COUNTRY

Due to a limited number of major projects worldwide, we currently have, and expect that we will continue to have, a substantial portion of our resources dedicated to projects located in a few countries. Therefore, our results of operations are susceptible to adverse events beyond our control which may occur in a particular country in which our business may be concentrated. Economic downturns in such countries could adversely affect our operations. For the last three years, our contract revenue was primarily generated in the following countries or areas: United States, Nigeria, Offshore West Africa, Cameroon, Venezuela, Oman and Australia.

At December 31, 2001, 28.7% of our property, plant, equipment and spare parts was located in Nigeria, 23.3% in the United States, 15.3% in Offshore West Africa and 13.1% in Cameroon. Our operations and assets are subject to various risks inherent in conducting business in these countries.

OUR BUSINESS IS DEPENDENT ON A LIMITED NUMBER OF KEY CLIENTS

We operate primarily in a single operating segment in the oil, gas and power industries, providing construction, engineering and specialty services to a limited number of clients. Much of our success depends on developing and maintaining relationships with our major clients and obtaining a share of contracts from these clients. The loss of any of our major clients could have a material adverse effect on our operations. Our 10 largest clients were responsible for 81% of our revenue in 2001, 86% of our revenue in 2000 and 78% of our revenue in 1999. Operating units of ExxonMobil, Centennial Pipeline, Royal Dutch Shell, Duke Energy and Trans Union Power accounted for 18%, 17%, 14%, 10% and 10%, respectively, of our total revenue in 2001.

OUR DEPENDENCE UPON FIXED PRICE CONTRACTS COULD ADVERSELY AFFECT OUR OPERATING RESULTS

A substantial portion of our projects are currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

PERCENTAGE-OF-COMPLETION METHOD OF ACCOUNTING FOR CONTRACT REVENUE MAY RESULT IN MATERIAL ADJUSTMENTS ADVERSELY AFFECTING OUR OPERATING RESULTS

We recognize contract revenue using the percentage-of-completion method. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage of completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management's reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED ON SEPTEMBER 11, 2001, AND FUTURE WAR OR RISK OF WAR MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS, OUR ABILITY TO RAISE CAPITAL OR SECURE INSURANCE OR OUR FUTURE GROWTH

The impact that the terrorist attacks of September 11, 2001 may have on the energy industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, could be direct targets of, or indirect casualties of, an act of terror. War or risk of war may also have an adverse effect on the economy. The terrorist attacks on September 11, 2001, and the changes in the insurance markets attributable to the terrorist attacks, have resulted in increased insurance premiums and have made it difficult for us to obtain certain types of insurance coverage. We may be unable to secure the levels and types of insurance we would otherwise have secured prior to September 11, 2001. A lower level of economic activity could also result in a decline in energy consumption which could adversely affect the oil, gas and power industries and restrict their future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

OUR OPERATIONS ARE SUBJECT TO A NUMBER OF OPERATIONAL RISKS

Our business operations include pipeline construction, dredging, pipeline rehabilitation services, marine support services and the operation of vessels and heavy equipment. These operations involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions and operator or navigational error could cause personal injury or loss of life, severe damage to and destruction of property, equipment and the environment and suspension of operations. In locations where we perform work with equipment that is owned by others, our continued use of the equipment can be subject to unexpected or arbitrary interruption or termination. The occurrence of any of these events could result in work stoppage, loss of revenue, casualty loss, increased costs and significant liability to third parties.

The insurance protection we maintain may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable.

WE MAY BECOME LIABLE FOR THE OBLIGATIONS OF OUR JOINT VENTURERS

Some of our projects are performed through joint ventures with other parties. In addition to the usual liability of contractors for the completion of contracts and the warranty of our work, where work is performed through a joint venture, we also have potential liability for the work performed by our joint venturers. In these projects, even if we satisfactorily complete our project responsibilities within budget, we may incur additional unforeseen costs due to the failure of our joint venturers to perform or complete work in accordance with contract specifications.

IF WE ARE NOT ABLE TO IMPLEMENT A NEW CREDIT AGREEMENT BEFORE THE EXPIRATION OF OUR EXISTING CREDIT AGREEMENT, OUR ABILITY TO OPERATE WOULD BE SIGNIFICANTLY RESTRICTED

Our current credit agreement expires on February 20, 2003. The current credit agreement restricts our ability to pay dividends, which may make our stock less attractive to some investors. Substantially all of our assets are pledged as security under our existing credit agreement. We are currently negotiating with a new bank group to provide a new credit agreement. We anticipate that our new credit agreement will contain substantially similar terms. If those negotiations are not successful, our operations will be significantly restricted.

GOVERNMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

Many aspects of our operations are subject to governmental regulations in the countries in which we operate, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, and our use of local employees and suppliers. In addition, we depend on the demand for our services from the oil, gas and power industries, and, therefore, our business is affected by changing taxes, price controls and laws and regulations relating to the oil, gas and power industries generally. The adoption of laws and regulations by the countries or the states in which we operate for the purpose of curtailing exploration and development drilling for oil and gas or the development of power generation facilities for economic and other policy reasons, could adversely affect our operations by limiting demand for our services.

Our operations are also subject to the risk of changes in foreign and domestic laws and policies which may impose restrictions on our business, including trade restrictions, which could have a material adverse effect on our operations. Other types of government regulation which could, if enacted or implemented, adversely affect our operations include:

   --  expropriation or nationalization decrees;

   --  confiscatory tax systems;

   -- primary or secondary boycotts directed at specific countries or companies;

   --  embargoes;

   --  extensive import restrictions or other trade barriers;

   --  mandatory sourcing rules;

   --  oil, gas or power price regulation; and

   --  unrealistically high labor rate and fuel price regulation.

Our future operations and earnings may be adversely affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations, and the impact of these changes could be material.

OUR OPERATIONS EXPOSE US TO POTENTIAL ENVIRONMENTAL LIABILITIES

Our United States operations are subject to numerous environmental protection laws and regulations which are complex and stringent. We regularly perform work in and around sensitive environmental areas such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for the acts of ours which were in compliance with all applicable laws at the time these acts were performed.

We own and operate several properties in the United States that have been used for a number of years for the storage and maintenance of equipment and upon which hydrocarbons or other wastes may have been disposed or released. Any release of substances by us or by third parties who previously operated on these properties may be subject to the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), the Resource Compensation and Recovery Act (RCRA), and analogous state laws. CERCLA imposes joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of "hazardous substances" into the environment, while RCRA governs the generation, storage, transfer, and disposal of hazardous wastes. Under such laws, we could be required to remove or remediate previously disposed wastes and clean up contaminated property.

Our operations outside of the United States are potentially subject to similar governmental controls and restrictions relating to the environment.

HIGHLY COMPETITIVE INDUSTRY COULD IMPEDE OUR GROWTH

We operate in a highly competitive environment. A substantial number of the major projects that we pursue are awarded based on bid proposals. We compete for these projects against government-owned or supported companies and other companies that have substantially greater financial and other resources than we do. In some markets, there is competition from national and regional firms against which we may not be price competitive. Our growth may be impacted to the extent that we are unable to successfully bid against these companies.

OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF OUR NON-U.S. OPERATIONS BECAME TAXABLE IN THE UNITED STATES

If any income earned, currently or historically, by Willbros Group, Inc. or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected to a United States trade or business, and as a result became taxable in the United States, we could be subject to U.S. taxes on a basis significantly more adverse than generally would apply to these business operations. In this event, our consolidated operating results could be materially and adversely affected.

WE ARE DEPENDENT UPON THE SERVICES OF OUR SENIOR MANAGEMENT

Our success depends heavily on the continued services of our senior management. We do not have an employment agreement with any of these individuals. Accordingly, we may not be able to retain any of these individuals in their capacity for any particular period of time. In addition, we do not maintain key man life insurance for these individuals. The loss or interruption of services provided by one or more of our senior officers could adversely affect our results of operations. Furthermore, we may not be able to continue to attract and retain sufficient qualified personnel.

OUR STOCKHOLDER RIGHTS PLAN, ARTICLES OF INCORPORATION AND BY-LAWS MAY INHIBIT A TAKEOVER, WHICH MAY ADVERSELY AFFECT THE PERFORMANCE OF OUR STOCK

Our stockholder rights plan and provisions of our articles of incorporation and by-laws may discourage unsolicited takeover proposals or make it more difficult for a third party to acquire us, which may adversely affect the price that investors might be willing to pay for our common stock. For example, our articles of incorporation and by-laws:

   -- provide for restrictions on the transfer of any shares of common stock to prevent us from becoming a "controlled foreign corporation" under United States tax law;

   -- provide for a classified board of directors, which allows only one-third of our directors to be elected each year;

   --  restrict the ability of stockholders to take action by written consent;

   -- establish advance notice requirements for nominations for election to our board of directors; and

   -- authorize our board of directors to designate the terms of and issue new series of preferred stock.

We also have a stockholder rights plan which gives holders of our common stock the right to purchase additional shares of our capital stock if a potential acquirer purchases or announces a tender or exchange offer to purchase 15% or more of our outstanding common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors.

IT MAY BE DIFFICULT TO ENFORCE JUDGMENTS WHICH ARE PREDICATED ON THE FEDERAL SECURITIES LAWS OF THE UNITED STATES AGAINST US AND SOME OF OUR BOARD MEMBERS WHO ARE NON-U.S. RESIDENTS

We are a corporation organized under the laws of the Republic of Panama. In addition, two of our current board members are residents of countries other than the United States. Accordingly:

   -- it may not be possible to effect service of process on non-resident directors in the United States and to enforce judgments against them predicated on the civil liability provisions of the federal securities laws of the United States;

   -- because a substantial amount of our assets are located outside the United States, any judgment obtained against us in the United States may not be fully collectible in the United States; and

   -- we have been advised that courts in the Republic of Panama will not enforce liabilities in original actions predicated solely on the United States federal securities laws.

These factors mean that it may be more costly and difficult for you to recover fully any alleged damages that you may suffer for any violation of federal securities laws by us or our management than it would otherwise be in the case of a United States corporation whose directors are all United States residents. See "Enforceability of Civil Liabilities Under the Federal Securities Laws."

OUR STOCK PRICE IS VOLATILE

Our common stock has experienced significant price volatility, and such volatility may continue in the future. The price of our common stock could fluctuate widely in response to a range of factors, including variations in our quarterly results and changing conditions in the economy in general or in our industry in particular. In addition, stock markets generally experience significant price and volume volatility from time to time which may affect the market price of our common stock unrelated to our performance.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and the documents to which we refer you contains forward-looking statements within the meaning of the federal securities laws.

These forward-looking statements include, among others, the following:

   --  the amount and nature of future capital expenditures;

   --  oil, gas and power prices;

   --  demand for our services;

   --  the amount and nature of future investments by governments;

   -- expansion and other development trends of the oil, gas and power industries;

   --  business strategy; and

   --  expansion and growth of our business and operations.

These statements may be found under "Prospectus Summary," "Risk Factors," " Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

   --  the timely award of one or more projects;

   --  cancellation of projects;

   --  inclement weather;

   --  project cost overruns and unforeseen schedule delays;

   -- failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project;

   -- identifying and acquiring suitable acquisition targets on reasonable terms;

   --  obtaining adequate financing;

   --  the demand for energy diminishing;

   --  curtailment of capital expenditures in the oil, gas and power industries;

   --  political circumstances impeding the progress of work;

   -- downturns in general economic, market or business conditions in our target markets; and

   --  changes in laws or regulations.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and the documents to which we refer you, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $55,230,000 (based on an assumed offering price of $18.50, the last reported sale price on April 19, 2002). If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell are estimated to be $62,467,000. "Net proceeds" is what we receive after paying the underwriting discount and other expenses of this offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

We will use approximately $37.0 million of the net proceeds to repay all of our outstanding indebtedness under an existing credit agreement. At March 31, 2002, the weighted average interest rate under our credit agreement was 4.4%. The credit agreement matures on February 20, 2003. Our indebtedness under the credit agreement was incurred, in part, to finance the acquisition of MSI Energy Services Inc. Following the application of the proceeds from this offering, we will have approximately $82,511,000 available for borrowing under our credit agreement. We will use the balance of the net proceeds as working capital, to support expansion of operations and to fund possible acquisitions of assets and businesses which would complement our capabilities. At present, we have no specific commitments or agreements with respect to expanding our operations or acquiring any assets or businesses. Until we use the net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing securities.

                                 CAPITALIZATION

The table below shows:

   --  Our capitalization on December 31, 2001.

   -- Our capitalization on December 31, 2001, assuming the completion of the offering at an assumed public offering price of $18.50 per share, the last reported sale price on April 19, 2002 and the use of the net proceeds as described under "Use of Proceeds."

You should read this table in conjunction with our consolidated financial statements and related notes that are included in this prospectus.

                                                                    DECEMBER 31, 2001
                                                                  ----------------------
                                                                   ACTUAL    AS ADJUSTED
                                                                  --------   -----------
                                                                      (in thousands)
    Long-term debt, less current portion........................  $ 39,000    $      -
    Stockholders' equity:
      Common stock; $0.05 par value; 35,000,000 shares
         authorized, 14,731,995 shares issued and outstanding,
         actual; 35,000,000 shares authorized, 17,931,995 shares
         issued and outstanding, as adjusted....................       786         946
      Preferred stock; $0.01 par value; 1,000,000 shares
         authorized, no shares issued and outstanding, actual;
         1,000,000 shares authorized, no shares issued and
         outstanding, as adjusted...............................         -           -
      Capital in excess of par value............................    72,915     127,985
      Retained earnings.........................................    31,205      31,205
      Treasury stock at cost, 996,196 shares....................    (7,403)     (7,403)
      Notes receivable for stock purchases......................        (8)         (8)
      Accumulated other comprehensive income (loss).............      (938)       (938)
                                                                  --------    --------
         Total stockholders' equity.............................    96,557     151,787
                                                                  --------    --------
           Total capitalization.................................  $135,557    $151,787
                                                                  ========    ========

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock commenced trading on the New York Stock Exchange on August 15, 1996, under the symbol "WG." The following table sets forth the high and low sale prices per share of our common stock, as reported in the New York Stock Exchange composite transactions, for the periods indicated:


                                                                   HIGH     LOW
                                                                  ------   ------
    2000:
      First Quarter.............................................  $ 7.19   $ 4.13
      Second Quarter............................................    7.63     4.50
      Third Quarter.............................................    8.06     5.13
      Fourth Quarter............................................    6.94     4.38
    2001:
      First Quarter.............................................   15.00     6.19
      Second Quarter............................................   17.00    11.40
      Third Quarter.............................................   14.05    10.25
      Fourth Quarter............................................   16.44    12.40
    2002:
      First Quarter.............................................   16.85    14.10
      Second Quarter (through May 7, 2002)......................   19.24    16.00


Substantially all of our stockholders maintain their shares in "street name" accounts and are not, individually, stockholders of record. As of March 26, 2002, our common stock was held by 97 holders of record and an estimated 1,621 beneficial owners.

Since 1991, we have not paid any cash dividends on our capital stock, except dividends in 1996 on our outstanding shares of preferred stock, which were converted into shares of common stock on July 15, 1996. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our present credit agreement prohibits us from paying cash dividends on our common stock.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

This section presents our selected historical financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section is not intended to replace the consolidated financial statements.

We derived the statement of operations data for the years ended December 31, 2001, 2000 and 1999, and balance sheet data as of December 31, 2001 and 2000 from the audited consolidated financial statements in this prospectus. Those consolidated financial statements were audited by KPMG LLP, independent certified public accountants. We derived the statement of operations data for the years ended December 31, 1998 and 1997 and the balance sheet data as of December 31, 1999, 1998 and 1997 from audited consolidated financial statements that are not included in this prospectus.

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                          2001(1)    2000(2)      1999       1998       1997
                                          --------   --------   --------   --------   --------
                                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Contract revenue........................  $390,134   $314,290   $176,564   $281,618   $251,877
Operating expenses:
  Contract cost.........................   315,685    266,969    145,498    220,360    182,435
  Termination of benefit plans..........    (9,204)         -          -          -          -
  Depreciation and amortization.........    19,522     22,408     21,313     25,552     18,936
  General and administrative............    29,975     30,218     27,548     32,383     29,118
                                          --------   --------   --------   --------   --------
Operating income (loss).................    34,156     (5,305)   (17,795)     3,323     21,388
Net interest income (expense)...........    (2,084)    (1,865)       587       (484)       304
Minority interest.......................    (1,501)    (2,449)    (1,541)    (1,132)    (1,911)
Other income (expense)..................    (1,107)      (716)     2,031     (1,502)        58
                                          --------   --------   --------   --------   --------
Income (loss) before income taxes.......    29,464    (10,335)   (16,718)       205     19,839
Provision for income taxes..............    10,384      5,257      3,300      4,567      5,723
                                          --------   --------   --------   --------   --------
Net income (loss).......................  $ 19,080   $(15,592)  $(20,018)  $ (4,362)  $ 14,116
                                          ========   ========   ========   ========   ========
Net income (loss) per common share:
  Basic.................................  $   1.32   $  (1.11)  $  (1.54)  $  (0.30)  $   0.97
  Diluted...............................      1.27      (1.11)     (1.54)     (0.30)      0.96
CASH FLOW DATA:
Cash provided by (used in):
  Operating activities..................  $ 24,756   $  3,040   $(14,041)  $ 15,199   $ 45,788
  Investing activities..................   (36,066)   (10,035)     4,866    (34,684)   (46,386)
  Financing activities..................    18,373     10,442      8,641    (14,545)    19,747
OTHER DATA:
EBITDA(3)...............................  $ 51,070   $ 13,938   $  4,008   $ 26,241   $ 38,471
Capital expenditures, excluding
  acquisitions..........................    28,818     15,351     12,245     36,112     47,272
Backlog (at period end)(4)..............   407,553    373,947    253,080    286,473    135,797
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents...............  $ 19,289   $ 11,939   $  7,806   $  8,247   $ 42,238
Working capital.........................    46,222     32,079     25,801     13,495     39,563
Total assets............................   224,135    176,125    153,153    159,939    201,202
Total debt..............................    39,284     26,298     15,981        758      8,574
Stockholders' equity....................    96,557     71,746     80,427    106,934    118,986

                         (See notes on following page)

---------------------------

(1) We acquired MSI Energy Services Inc., a general contractor in Alberta, Canada, on October 12, 2001. Accordingly, its results of operations since that date are consolidated with our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- General" and our consolidated financial statements included elsewhere in this prospectus.

(2) We acquired Rogers & Phillips, Inc., a U.S. pipeline construction company on January 24, 2000. Accordingly, its results of operations since that date are consolidated with our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and our consolidated financial statements included elsewhere in this prospectus.

(3) EBITDA represents earnings before net interest, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the respective period, nor has it been presented as an alternative to operating income as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. See our Consolidated Statements of Cash Flows in our consolidated financial statements included elsewhere in this prospectus. EBITDA is included in this prospectus because it is one of the measures through which we assess our financial performance. EBITDA as presented may not be comparable to other similarly titled measures reported by other companies.

(4) Backlog is anticipated contract revenue from contracts for which award is either in hand or reasonably assured.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the consolidated financial statements and other financial information included in this prospectus.

GENERAL

We derive our revenue from providing construction, engineering and specialty services to the oil, gas and power industries and government entities worldwide. We obtain contracts for our work primarily by competitive bidding or through negotiations with long-standing or prospective clients. Bidding activity, backlog and revenue resulting from the award of contracts to us may vary significantly from period to period. Contracts have durations from a few weeks to several months or in some cases more than a year.

Operations outside the United States may be subject to certain risks which ordinarily would not exist in the United States, including foreign currency restrictions, extreme exchange rate fluctuations, expropriation of assets, civil uprising and riots, availability of personnel and government audit. In 1999, local protesters looted and vandalized our facility near Port Harcourt, Nigeria, and interfered with our operations and progress on some ongoing projects. The Nigerian government intervened and restored order in the area. In 2000 there were periodic interruptions on some projects. We have successfully operated in Nigeria for the past 39 years with very favorable relationships with the local communities, and believe that we can continue to operate in the area. We have been active in South America since 1939. Venezuela is the largest oil producer in South America and has redirected its energy initiative to include development of its significant natural gas reserves. This new initiative should translate into more demand for our natural gas pipeline capabilities. However, the Venezuelan economy is highly inflationary and the government has introduced a new hydrocarbon law, which is viewed by both international and national petroleum industry leaders as unfriendly to future investment in this sector. The outcome of negotiations between the government and private industry to revise the law is uncertain, and significant new foreign investment is unlikely until the negotiations are complete.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition: Percentage-of-Completion Method. A number of factors relating to our business affect the recognition of contract revenue. Revenue from fixed-price construction and engineering contracts is recognized on the percentage-of-completion method. Under this method, estimated contract income and resulting revenue is generally accrued based on costs incurred to date as a percentage of total estimated costs, taking into consideration physical completion. Total estimated costs, and thus contract income, are impacted by changes in productivity, scheduling, and the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, client needs, client delays in providing approvals, labor availability, governmental regulation and politics, may also affect the progress and estimated cost of a project's completion and thus the timing of income and revenue recognition. Generally, we do not recognize income on a fixed-price contract until the contract is approximately 5% to 10% complete, depending upon the nature of the contract. Costs which are considered to be reimbursable are excluded from the percentage-of-completion calculation. Accrued revenue pertaining to reimbursables is limited to the cost of the reimbursables. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is reasonably assured. Revenue from unit-price contracts is recognized as earned. We believe that our operating results should be evaluated over a relatively long time horizon during which major contracts are completed and change orders, extra work, variations in the scope of work and cost recoveries and other claims are negotiated and realized.

All U.S. government contracts and many of our other contracts provide for termination of the contract for the convenience of the client. In the event a contract would be terminated at the convenience of the client prior to completion, we will typically be compensated for progress up to the time of termination and any termination costs. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances that are within our control.

An example of a project involving many of the above factors is our project in Australia. The project in Australia was completed after July 1, 2000, the date on which liquidated damages were scheduled to commence under the contract. Due primarily to productivity and other labor issues, and anticipated liquidated damages, we recognized a contract loss of $14.5 million in 2000. However, during 2001, the client accepted claims for extension of the scheduled completion date, accepted other claims and requested additional services, resulting in contract amendments and thus realization in 2001 of $4.2 million of contract income on the project.

Income Taxes. The determination of our tax provision is complex due to operations in several tax jurisdictions outside the United States which may be subject to certain risks which ordinarily would not be expected in the United States. Tax regimes in certain jurisdictions are subject to significant changes which may be applied on a retroactive basis. If this were to occur, our tax expense could be materially different than the amounts reported. Furthermore, in determining the valuation allowance related to deferred tax assets, we estimate taxable income into the future and determine the magnitude of deferred tax assets which are more likely than not to be realized. Future taxable income could be materially different than amounts estimated, in which case the valuation allowance would need to be adjusted.

Joint Venture Accounting. From time to time, we seek one or more joint venture partners when a project requires local content, equipment, manpower or other resources beyond those we have available to complete work in a timely and efficient manner or when we wish to share risk on a particularly large project. We have investments, ranging from 10% to 50%, in joint ventures that operate in similar lines of business as ours. Investments consist of a 10% interest in a consortium for work in Venezuela, a 35% interest in a joint venture for work in Australia and a 50% interest in a joint venture for work in Africa. Interests in these unconsolidated ventures are accounted for under the equity-method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations. This presentation is consistent with construction industry practice. Alternatively, if we were to account for these interests using the equity-method in the consolidated statement of operations, revenue and contract cost would be materially lower; however, net income would not change.

SIGNIFICANT BUSINESS DEVELOPMENTS

On January 24, 2000, we acquired Rogers & Phillips, Inc. ("RPI"), a closely held pipeline construction company in Houston, Texas with an experienced management team and a strong market position in the U.S. Gulf Coast area. Founded in 1992, RPI provides a full range of construction services for pipeline operating companies, including station and piping projects in congested urban areas and inside plants, as well as cross-country pipelines. The consideration included 1,035,000 shares of our common stock and approximately $1.7 million in cash and acquisition costs. The transaction was accounted for as a purchase. RPI contributed $85.9 million of revenue during 2001 and $39.4 million in 2000.

In September 2000, through a joint venture led by a subsidiary of ours, we were awarded a significant project, the scope of which includes the engineering, procurement and construction ("EPC") of a 665-mile (1,070-kilometer), 30-inch crude oil pipeline from the Doba Fields in Chad to an export terminal on the coast of Cameroon in Africa (the "Chad-Cameroon Pipeline Project"). Engineering and procurement activities began in late 2000. Pipeline construction began in November 2001 and is expected to be completed in 2003.

During 2000, our activities in Nigeria included work on two major EPC contracts for Shell: (a) the Nembe Creek gas gathering pipeline system, and (b) four concrete barge-mounted gas compressor facilities for Shell's Nembe Creek Associated Gas project (collectively, the "Nembe Creek Projects"). At the end of 2001, both projects were nearing completion.

During 2000, Willbros USA, Inc. relocated its administrative headquarters and some construction support services from Tulsa, Oklahoma, to Houston, Texas. The cost of the move, termination benefits, and office lease termination costs totaled approximately $4.5 million.

On October 12, 2001, we completed the purchase of MSI Energy Services Inc. ("MSI"), a Canadian general contractor whose common shares were listed on The Canadian Venture Exchange. MSI provides pipeline construction, pipeline integrity and maintenance services in addition to pipe storage and handling services, specialty metal fabrication services, pipeline equipment rentals and concrete construction products in the oil sands region of Northern Alberta, Canada. The aggregate purchase price, including transaction costs, was $8.3 million. In conjunction with the acquisition we sold 144,175 common shares from treasury for $1.9 million to certain MSI shareholders and the net cash paid of $6.4 million to purchase MSI was funded through borrowings under our principal credit agreement. The transaction was accounted for as a purchase. MSI contributed $3.3 million of revenue during 2001.

During 2001, our engineering group executed an alliance agreement with Explorer Pipeline Company to provide project management, engineering, procurement and construction services for their Mainline Expansion Project in Texas, Oklahoma, Missouri, Illinois, and Indiana (the "Explorer Pipeline Project"). This project includes construction of 12 grassroots pump stations, modifications at 12 existing pump stations, the addition of 500,000 barrels of storage at the Wood River, Illinois terminal and modifications at two other terminals. The project is scheduled for completion in 2002.

OTHER FINANCIAL MEASURES

We use EBITDA (earnings before net interest, income taxes, depreciation and amortization) as part of our overall assessment of financial performance by comparing EBITDA between accounting periods. We believe that EBITDA is used by the financial community as a method of measuring our performance and of evaluating the market value of companies considered to be in businesses similar to ours. EBITDA for the year 2001 was $51.1 million, up $37.2 million from $13.9 million for 2000.

We define anticipated contract revenue as backlog when the award of a contract is reasonably assured, generally upon the execution of a definitive agreement or contract. Anticipated revenue from post-contract award processes, including change orders, extra work, variations in the scope of work and the effect of escalation or currency fluctuation formulas, is not added to backlog until realization is reasonably assured. New contract awards totaled $423.8 million during the year ended December 31, 2001. Additions to backlog during the year were as follows: construction, $147.4 million; engineering, $219.9 million; and specialty services, $56.5 million. Backlog decreases by type of service as a result of services performed during the period were as follows: construction, $214.5 million; engineering, $120.3 million; and specialty services, $55.3 million. Backlog at the end of the year increased $33.7 million (9%) from the previous year end to $407.6 million and consisted of the following: (a) construction, $207.7 million, down $67.1 million (24%); (b) engineering, $154.6 million, up $99.6 million (181%); and (c) specialty services, $45.3 million, up $1.2 million (3%). Construction backlog consists primarily of the Chad-Cameroon Pipeline Project and construction projects in Offshore West Africa. Engineering backlog consists primarily of the Explorer Pipeline Project and other engineering and procurement projects in the United States. Specialty services backlog is largely attributable to a 16-year water injection contract awarded in 1998 to a consortium in which we have a 10% interest in Venezuela, contracts to build, own and operate four fueling facilities for the United States government, and service contracts in Oman and Canada.

RESULTS OF OPERATIONS

Our contract revenue and contract costs are primarily related to the timing and location of development projects in the oil, gas and power industries worldwide. Contract revenue and cost variations by country from year to year are the result of (a) entering and exiting work countries; (b) the execution of new contract awards; (c) the completion of contracts; and (d) the overall level of activity in our services.

Our ability to be successful in obtaining and executing contracts can be affected by the relative strength or weakness of the U.S. dollar compared to the currencies of our competitors, our clients and our work locations. We do not believe that our revenue or results of operations were adversely affected in this regard during the years ended December 31, 2001 or 2000.

FISCAL YEAR ENDED DECEMBER 31, 2001, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

Contract Revenue. Contract revenue increased $75.8 million (24%) to $390.1 million as a result of (a) increased engineering revenue of $61.6 million due to an increase in engineering and procurement services in the United States; and
(b) increased construction revenue of $22.1 million due primarily to increased construction activity in the United States, Offshore West Africa and Cameroon, partially offset by reduced activities on the Nembe Creek Projects in Nigeria as they neared completion in 2001 and the completion in the third quarter of 2000 of the construction contract in Australia. These increases in engineering and construction revenue were partially offset by a decrease of $7.9 million in specialty services revenue. Revenue in the United States increased $112.3 million (121%) due to an increase in engineering, procurement and construction services. Cameroon revenue increased $34.0 million as work on the Chad-Cameroon Pipeline Project moved from the engineering, procurement and mobilization phases into the construction phase in November 2001. Offshore West Africa revenue increased $26.3 million (149%) due to higher utilization of the combination barge "Willbros 318" as well as utilization of the derrick barge "WB82" acquired in 2001. Revenue in Oman increased $1.4 million (11%). Canada revenue, from the MSI acquisition on October 12, 2001, was $3.3 million. Nigeria revenue decreased $75.6 million (53%) due to reduced activity on the Nembe Creek Projects. Australia revenue decreased $16.7 million (81%) due to the construction contract that was completed in 2000, net of $4.0 million from contract amendments and settled claims during 2001. Revenue in Venezuela decreased $9.2 million (35%).

Contract Costs. Contract costs increased $48.7 million (18%) to $315.7 million due to an increase of $51.9 million in engineering services cost and an increase in construction services cost of $8.1 million, partially offset by a decrease of $11.3 million in specialty services cost. Variations in contract cost by country were closely related to the variations in contract revenue, with the exception of Australia. Contract costs in Australia decreased by $35.4 million or $18.7 million more than the decrease in revenue primarily as a result of a $14.5 million loss recognized during 2000, offset by $4.2 million of settled claims in 2001.

Termination of Benefit Plans. During 2001 we terminated two employee benefit plans which resulted in one-time, non-taxable gains of $9.2 million. These plans were costly to maintain and had become ineffective in the recruitment and retention of an experienced and qualified workforce.

Depreciation and Amortization. Depreciation and amortization decreased $2.9 million to $19.5 million due primarily to the sale in 2000 of excess equipment in Venezuela, Indonesia, the United States and Oman, accelerated amortization of excess spare parts in Indonesia in 2000 and accelerated amortization of leasehold improvements of $0.8 million related to termination of our administrative office space in Tulsa, Oklahoma as a result of relocation of those offices to Houston, Texas.

General and Administrative. General and administrative expense, as a percentage of revenue, decreased to 7.7% in 2001 from 9.6% in 2000. On a dollar basis, general and administrative expenses decreased $0.2 million to $30.0 million in 2001. This reduction is the result of the non-recurrence of the $3.6 million in expenses that were incurred in 2000 that were associated with the relocation of the administrative office to Houston, Texas. This reduction was offset by increased general and administrative expenses in 2001 as expansion in staffing and support services were necessary to support the 24% increase in revenue during the year.

Operating Income. Operating income increased $39.4 million from an operating loss of $5.3 million in 2000 to operating income of $34.1 million in 2001. For the reasons described above, operating income increased in Australia by $19.4 million (from an operating loss of $15.4 million in 2000), the United States by $14.8 million, Offshore West Africa by $9.2 million and Cameroon by $5.0 million. Additionally, we recognized $9.2 million of gains related to the termination of certain employee benefit plans. These improvements were offset by reduced operating income in Nigeria and Venezuela totaling $18.7 million. All other areas combined accounted for an increase of $0.5 million.

Net Interest Income (Expense). Net interest income (expense) decreased $0.2 million to $2.1 million net interest expense due primarily to lower interest rates during the period offset by higher average debt levels.

Minority Interest. Minority interest expense decreased $0.9 million to $1.5 million due to a decrease in activity in Nigeria where minority interest partners were involved.

Foreign Exchange Gain (Loss). Foreign exchange loss decreased $1.0 million to $0.1 million primarily due to the write-off during 2000 of cumulative translation adjustments associated with substantially reduced operations in Indonesia and other work countries.

Other Income (Expense). Other income (expense) decreased $1.4 million to $1.0 million expense primarily due a full year of amortization of debt issue cost and losses on equipment disposals.

Provision for Income Taxes. The provision for income taxes increased $5.1 million while pretax income increased $39.8 million. This is the result of increased taxes on higher taxable income in the United States offset by lower income taxes in Nigeria due to a decrease in taxable revenue in that country, an adjustment to the deferred tax assets valuation allowance in the United States by $2.3 million and settlement of $0.9 million of prior year taxes in Nigeria. The valuation allowance for deferred tax assets was reduced in each of 2000 and 2001 as a result of significant increases in revenue, earnings, contract awards, backlog and forecasted earnings for some of our U.S. entities. In addition, we had $9.2 million of non-taxable gains in 2001 associated with the termination of benefit plans. The provision for income taxes is impacted by income taxes in certain countries, primarily Nigeria, being based on deemed profit rather than taxable income and the fact that losses in one country cannot be used to offset taxable income in another country.

FISCAL YEAR ENDED DECEMBER 31, 2000, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

Contract Revenue. Contract revenue increased $137.7 million (78%) to $314.3 million due to (a) $124.6 million of increased construction revenue resulting primarily from new construction contracts in Nigeria, the United States and Offshore West Africa; and (b) an increase of $24.9 million in specialty services revenue, principally from operations in Nigeria, Oman and Venezuela; net of decreased engineering revenue of $11.8 million due to completion in early 2000 of the engineering portion of engineering, procurement and construction contracts in Nigeria. Nigeria revenue increased $67.1 million (88%) due to revenue from work performed on engineering, procurement and construction projects and increased specialty services work. Revenue in the United States increased $50.0 million (117%) primarily due to construction projects in Indiana, Illinois and Louisiana performed by RPI and increased engineering work. Offshore West Africa revenue increased $16.4 million due primarily to work performed on an engineering, procurement and construction project to install offshore pipelines and facilities. Oman revenue increased $4.9 million (61%) due to increased construction and service revenues. Venezuela revenue increased $2.6 million (11%) due to work performed on a water injection platform construction contract and several new service contracts. Australia revenue increased $1.9 million due to a construction contract started in the second half of 1999 and completed in July 2000. Indonesia revenue decreased $3.2 million (100%) and Ivory Coast revenue decreased $2.6 million (100%) due to the completion of work in 1999 on pipeline projects in those countries. Revenue in all other areas increased $0.6 million.

Contract Costs. Contract costs increased $121.5 million (84%) to $267.0 million due to an increase of $114.2 million in construction services cost, an increase of $15.8 million in specialty services costs and a decrease of $8.5 million in engineering services cost. Variations in contract costs by country were closely related to the variations in contract revenue, with the exception of Australia. Contract costs in Australia exceeded contract revenue by approximately $14.5 million.

Depreciation and Amortization. Depreciation and amortization increased $1.1 million to $22.4 million due to $0.8 million of accelerated amortization of leasehold improvements related to the Company's vacated office space in Tulsa, Oklahoma, and $0.9 million of increased amortization resulting from higher levels of spare parts purchases, offset by a reduction in depreciation expense as a result of the sale of excess equipment in Venezuela, Indonesia, the United States and Oman.

General and Administrative. General and administrative expense increased $2.6 million (9%) to $30.2 million. This increase included $3.0 million of general and administrative expense from RPI, which was acquired in January 2000, and $3.6 million in office relocation costs that were partially offset by a $4.0 million reduction in general and administrative expense as a result of personnel reductions and scaling back or eliminating activities.

Operating Loss. Operating loss declined $12.5 million (70%) to an operating loss of $5.3 million. Increased operating income in Nigeria, Offshore West Africa, Oman, and the United States in the aggregate was $26.8 million. This improvement is primarily attributable to a 78% increase in revenue in 2000 over 1999. Offsetting the improvements in the above work countries was the increased operating loss in Australia of $14.3 million. This loss is primarily attributable to unanticipated labor difficulties and delays caused by weather and a subcontractor.

Net Interest Income (Expense). Net interest income decreased $2.5 million to $1.9 million net interest expense due to an increase in borrowings and higher interest rates during the period.

Minority Interest. Minority interest expense increased $0.9 million to $2.4 million due to an increase in activity in countries where minority interest partners were involved.

Foreign Exchange Gain (Loss). Foreign exchange loss increased $0.6 million to $1.1 million primarily due to the write-off of cumulative translation adjustments associated with substantially reduced operations in certain work countries.

Other Income (Expense). Other income decreased $2.1 million to $0.4 million primarily due to gains on disposals of equipment in 1999 exceeding gains on disposals of equipment in 2000.

Provision for Income Taxes. The provision for income taxes increased $2.0 million (61%) primarily due to the increase in taxable revenue in Nigeria, offset by a $1.2 million deferred tax benefit resulting from recognition in 2000 of a portion of the future tax benefit of operating loss carryforwards in the United States that were previously fully reserved through a valuation allowance against deferred tax assets. Although we had a loss before income taxes, a provision for income taxes was required due to income taxes in certain countries being based on deemed profit rather than taxable income and the fact that losses in one country cannot be used to offset taxable income in another country.

EFFECT OF INFLATION AND CHANGING PRICES

Our operations are affected by increases in prices, whether caused by inflation, government mandates or other economic factors, in the countries in which we operate. We attempt to recover anticipated increases in the cost of labor, fuel and materials through price escalation provisions in certain of our major contracts or by considering the estimated effect of such increases when bidding or pricing new work.

LIQUIDITY AND CAPITAL RESOURCES

Our primary requirements for capital are to acquire, upgrade and maintain equipment, provide working capital for current projects, finance the mobilization of employees and equipment to new projects, establish a presence in countries where we perceive growth opportunities and finance the possible acquisition of new businesses and equity investments. Historically, we have met these capital requirements primarily from operating cash flows, and more recently from borrowings under our credit facility.

Cash and cash equivalents increased $7.4 million (62%) to $19.3 million at December 31, 2001, from $11.9 million at December 31, 2000. The increase was due to cash flows of $24.8 million from operations, $18.4 million from financing activities resulting from net borrowings, issuance of treasury stock and the exercise of employee stock options and $0.3 million from the effect of exchange rate changes on cash and cash equivalents. These increases were partially offset by $36.1 million of investing activities primarily for the purchase of $28.8 million of equipment and spare parts and $7.4 million for the acquisition of MSI (net of cash acquired). Working capital increased $14.1 million during 2001 to $46.2 million at December 31, 2001. Our debt, net of cash balances, at December 31, 2001 was $20.0 million as compared to $14.4 million at December 31, 2000. Stockholders' equity increased $24.8 million to $96.6 million at December 31, 2001. As a result, our debt (net of cash) to equity ratio was basically unchanged; going from 20% at the end of 2000 to 21% at December 31, 2001.

Contractual Obligations. We have a $150 million credit agreement with a syndicated bank group, which was amended effective June 30, 2000. The credit agreement subjects the $100 million revolving portion of the credit facility to borrowing base requirements. The entire facility, less amounts used under the revolving portion of the facility, may be used for standby and commercial letters of credit. Borrowings are payable at termination on February 20, 2003. Interest is payable quarterly at a Base Rate plus a margin ranging from 75 to 225 basis points or a Eurodollar Rate plus a margin ranging from 200 to 350 basis points, depending upon our performance. A commitment fee on the unused portion of the credit agreement is payable quarterly ranging from 47.5 to 75 basis points, depending upon our performance. The credit agreement is collateralized by substantially all of our assets, including stock of our principal subsidiaries. The credit agreement restricts the payment of cash dividends and requires us to maintain certain financial ratios, including among others, indebtedness to EBITDA, leverage, and interest coverage. The borrowing base is calculated using varying percentages of cash, accounts receivable, accrued revenue, contract cost and recognized income not yet billed, property, plant and equipment, and spare parts.

As of December 31, 2001, there was $39.0 million borrowed under the credit agreement at an average interest rate of 4.5% and $54.4 million of letters of credit outstanding, leaving $56.6 million available for a combination of borrowings and letters of credit.

At December 31, 2001, there were $0.1 million of notes payable issued by RPI to a bank, collateralized by vehicles and machinery, and payable in monthly installments of principal plus interest ranging from 6.7% to 9.0% per annum. The notes mature in 2002.

At December 31, 2001, MSI borrowed $0.1 million under a $1.5 million revolving credit facility with a bank. The credit facility is collateralized by a fabrication facility and some real estate and equipment. The facility matures in 2002.

In addition we have unsecured credit facilities with banks in certain countries outside the United States. Borrowings under these lines, in the form of short-term notes and overdrafts, are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $9.3 million at December 31, 2001. There were no outstanding borrowings at December 31, 2001.

We have certain operating leases for office and camp facilities. Minimum lease commitments under operating leases as of December 31, 2001, totaled $4.5 million and are payable as follows: 2002, $1.3 million; 2003, $0.9 million; 2004, $0.8 million; 2005, $0.8 million; 2006, $0.6 million and later years, $0.1 million.

Based upon the above, our total cash obligations are payable as follows: 2002, $1.5 million; 2003, $39.9 million and later years, $2.3 million.

Commercial Commitments. From time to time we enter into commercial commitments, usually in the form of commercial and standby letters of credit, insurance bonds and financial guarantees. Contracts with our customers may require us to provide letters of credit or insurance bonds with regard to our performance of contracted services. In such cases, the commitments can be called upon in the event of our failure to perform contracted services. Likewise, contracts may allow us to issue letters of credit or insurance bonds in lieu of contract retention provisions, in which the client withholds a percentage of the contract value until project completion or expiration of a warranty period. Retention commitments can be called upon in the event of warranty or project completion issues, as prescribed in the contracts. In connection with the Chad-Cameroon Pipeline Project joint venture, we issued a letter of credit to an equipment leasing company equal to 50% of total lease payments, our share of the joint venture. The letter of credit reduces as lease payments are made and expires in October 2002. The commitment can be called upon as a result of failure to make lease payments.

In connection with our 10% interest in a joint venture in Venezuela, we issued a corporate guarantee equal to 10% of the joint venture's outstanding borrowings with two banks. The guarantee reduces as borrowings are repaid, and expires in March 2003. The commitment as of December 31, 2001 totals $3.8 million.

In 1997 we entered into lease agreements with a special-purpose leasing partnership for land and an office building for our engineering group in Tulsa, Oklahoma. The leases are treated for accounting purposes as operating leases. The initial terms of the leases were for five years with 30 one-year renewal options and end in August 2002. At the end of the initial terms of the leases, we can extend the leases with the agreement of the lessor, purchase the leased assets for $5.5 million or terminate the leases and cause the assets to be sold. If the assets are sold, the cash proceeds from the sale in excess of $5.5 million will be paid to us by the landlord. In the event cash proceeds are less than $5.5 million, we will make up the shortfall up to a maximum of $4.7 million. Currently, we believe the fair market value of the property is equal to or greater than $5.5 million.

A summary of our off-balance sheet commercial commitments as of December 31, 2001 is as follows:

                                                                                   AMOUNT OF
                                                                                  COMMITMENT
                                                                             EXPIRATION PER PERIOD
                                                                             ---------------------
                                                                  TOTAL      LESS THAN     OVER 2
                                                                COMMITMENT    2 YEARS       YEARS
                                                                ----------   ----------    -------
                                                                   (dollar amounts in millions)
    Letters of Credit:
      Chad-Cameroon Pipeline Project -- performance...........    $31.9        $31.9        $  -
      Chad-Cameroon Pipeline Project -- equipment lease.......     12.9         12.9           -
      Other -- performance and retention......................      9.6          9.6           -
                                                                  -----        -----        ----
      Total letters of credit.................................     54.4         54.4           -
                                                                  -----        -----        ----
    Insurance Bonds -- primarily performance related:
      Expiring................................................      6.7          6.7           -
      Non-expiring............................................      2.5            -         2.5
                                                                  -----        -----        ----
      Total insurance bonds...................................      9.2          6.7         2.5
                                                                  -----        -----        ----
    Corporate guarantee.......................................      3.8          3.8           -
    Lease residual value guarantee............................      4.7          4.7           -
                                                                  -----        -----        ----
    Total commercial commitments..............................    $72.1        $69.6        $2.5
                                                                  =====        =====        ====

We do not anticipate any significant collection problems with our customers, including those in countries that may be experiencing economic and/or currency difficulties. Since our customers generally are major oil companies and government entities, and the terms for billing and collecting for work performed are generally established by contracts, we historically have a very low incidence of collectability problems.

We believe that cash flows from operations and borrowing capacity under existing credit facilities will be sufficient to finance working capital and capital expenditures for ongoing operations. We estimate capital expenditures for equipment and spare parts to be approximately $25.0 to $35.0 million in 2002. In analyzing our cash flow from operations, we believe that there are numerous factors that could and will have an impact on our cash flow, both positively and negatively; there is not one or two events that should they occur could not be funded from our operations or borrowing capacity. For a list of events which could cause actual results to differ from our expectations and a discussion of risk factors that could impact cash flow, see the section entitled "Risk Factors."

During 1998 and 1999, we repurchased and held in treasury 2,175,371 shares of common stock for $16.1 million. We did not repurchase any shares in 2000 or 2001. In January 2000, 1,035,000 shares of treasury stock were issued in connection with the acquisition of RPI. In October 2001, 144,175 shares of treasury stock were issued in connection with the acquisition of MSI. As of December 31, 2001, a total of 996,196 shares remain in treasury stock at an average price of $7.43 per share.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires, among other things, that the purchase method of accounting be used for all business combinations after June 30, 2001. SFAS No. 142 requires, among other things, that goodwill and intangible assets with indefinite useful lives acquired after June 30, 2001 no longer be amortized, but instead be tested for impairment at least annually. Goodwill and intangible assets acquired before July 1, 2001 will continue to be amortized until adoption of SFAS No. 142.

We are required to fully adopt the provisions of SFAS No. 142 on January 1, 2002. Amortization expense related to goodwill was $38 thousand for the year ended December 31, 2000, and $47 thousand for the year ended December 31, 2001. We do not expect the adoption of SFAS No. 142 to have a material impact on the consolidated results of operations.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. We will adopt SFAS No. 143 effective January 1, 2003. The transition adjustment, if any, will be reported as a cumulative effect of a change in accounting principle. At this time, we cannot reasonably estimate the effect of the adoption of this statement on either our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed Of, but retains its fundamental provisions for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. We are required to adopt SFAS No. 144 on January 1, 2002. The provisions of SFAS No. 144 generally are required to be applied prospectively. We do not expect the adoption of SFAS 144 to have a material impact on our financial position or results of operations.

FINANCIAL RISK MANAGEMENT

Our primary market risk is our exposure to changes in non-U.S. currency exchange rates. We attempt to negotiate contracts which provide for payment in U.S. dollars, but we may be required to take all or a portion of payment under a contract in another currency. To mitigate non-U.S. currency exchange risk, we seek to match anticipated non-U.S. currency revenue with expenses in the same currency whenever possible. To the extent we are unable to match non-U.S. currency revenue with expenses in the same currency, we may use forward contracts, options or other common hedging techniques in the same non-U.S. currencies. We had no forward contracts or options at December 31, 2001 and 2000.

The carrying amounts for cash and cash equivalents, accounts receivable, notes payable and accounts payable and accrued liabilities shown in the consolidated balance sheets approximate fair value at December 31, 2001 due to the generally short maturities of these items. We invest primarily in short-term dollar denominated bank deposits, and at December 31, 2001 did not have any investment in instruments with a maturity of more than a few days or in any equity securities. We have the ability and expect to hold our investments to maturity.

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. At December 31, 2001, $39.0 million of indebtedness was subject to variable interest rates. The weighted average effective interest rate on the variable rate debt for the twelve months ended December 31, 2001 was 7.6%. The detrimental effect of a hypothetical 100 basis point increase in interest rates would be to reduce income before income taxes by $0.3 million for the twelve-month period.

                                    BUSINESS

We are one of the leading independent contractors providing construction, engineering and specialty services to the oil, gas and power industries and government entities worldwide. We place particular emphasis on projects in countries where we believe our experience gives us a competitive advantage, including several developing countries. Our construction services include the building and replacement of major pipelines and gathering systems, flow, pump and gas compressor stations, gas processing facilities, oil and gas production facilities and related infrastructure. Our engineering services include feasibility studies, conceptual and detailed design, field services, material procurement and overall project management. Our specialty services include oilfield transportation services, dredging, maintenance, specialty fabrication and facility operations.

For a description of current market conditions, our business strategy and our competitive strengths, see "Prospectus Summary."

CORPORATE STRUCTURE

Willbros Group, Inc. is incorporated in Panama. Panama's General Corporation Law is substantially modeled on the New York and Delaware corporate laws as they existed in 1932. Panama does not tax income derived from activities conducted outside Panama. The principal subsidiaries of Willbros Group, Inc. are Willbros International, Inc., Rogers & Phillips, Inc., MSI Energy Services, Inc. and Willbros USA, Inc. All significant operations outside North America are carried out by material subsidiaries of Willbros International, Inc, which is also a Panamanian corporation. Such material subsidiaries include Willbros West Africa, Inc., Willbros (Nigeria) Limited, Willbros (Offshore) Nigeria Limited, Constructora CAMSA, C.A., The Oman Construction Company LLC, and Willbros Transandina, S.A. All significant operations in North America are carried out either by Roger & Phillips, Inc., a Delaware corporation, by MSI Energy Services, Inc., an Alberta, Canada corporation, or by the material subsidiaries of Willbros USA, Inc., which is also a Delaware corporation. Such material subsidiaries of Willbros USA, Inc. include Willbros Engineers, Inc., Willbros Energy Services Company and Willbros Operating Services, Inc. The Willbros corporate structure is designed to comply with jurisdictional and registration requirements associated with work bid and performed and to minimize worldwide taxation of operating income. Additional subsidiaries may be formed in specific work countries where necessary or useful for compliance with local laws or tax objectives.

WILLBROS BACKGROUND

We are the successor to the pipeline construction business of Williams Brothers Company, which was started in 1908 by Miller and David Williams. In 1949, the business was reconstituted and acquired by the next generation of the Williams family. The resulting enterprise eventually became The Williams Companies, Inc., a major U.S. energy and interstate natural gas and petroleum products transportation company ("Williams").

In 1975, Williams elected to discontinue its pipeline construction activities and, in December 1975, sold substantially all of the non-U.S. assets and international entities comprising its pipeline construction division to a newly formed Panama corporation (eventually renamed Willbros Group, Inc.) owned by employees of the division. In 1979, Willbros Group, Inc. retired its debt incurred in the acquisition by selling a 60% equity interest to Heerema Holding Construction, Inc. In 1986, Heerema acquired the balance of Willbros Group, Inc., which then operated as a wholly owned subsidiary of Heerema until April 1992.

In April 1992, Heerema sold Willbros Group, Inc. to a corporation formed December 31, 1991, in the Republic of Panama by members of the company's management at the time, certain other investors, including Yorktown Energy Partners, and Heerema. Subsequently, the original Willbros Group, Inc. was dissolved into the acquiring corporation which was renamed "Willbros Group, Inc."

WILLBROS MILESTONE PROJECTS

The following are selected milestone projects which we have achieved:

1942-44    Served as principal contractor on the "Big Inch" and "Little
           Big Inch" War Emergency Pipelines in the United States which delivered Gulf Coast crude oil to the Eastern Seaboard.
1951 Completed the 400-mile (645-kilometer) western segment of the Trans-Arabian Pipeline System in Jordan, Syria and
           Lebanon.
1954-55 Built Alaska's first major pipeline system, consisting of 625 miles (1,000 kilometers) of petroleum products pipeline, housing, communications, two tank farms, five pump stations, and marine dock and loading facilities.
1960 Built the first major liquefied petroleum gas pipeline system, the 2,175-mile (3,480-kilometer) Mid-America
           Pipeline in the United States, including six delivery terminals, two operating terminals, 13 pump stations, communications and cavern storage.
1964-65 Built the 390-mile (625-kilometer) Santa Cruz to Sica Sica crude oil pipeline in Bolivia. The highest altitude reached by this line is 14,760 feet (4,500 meters) above sea level, which management believes is higher than the altitude of any other pipeline in the world.
1967-68 Built the 190-mile (310-kilometer) Orito to Tumaco crude oil pipeline in Colombia, one of five Willbros crossings of the Andes Mountains, a project notable for the use of helicopters in high-altitude construction.
1970-72    Built the Trans-Ecuadorian Pipeline, crossing the Andes
           Mountains, consisting of 315 miles (505 kilometers) of 20- and 26-inch pipeline, seven pump stations, four pressure-reducing stations and six storage tanks. Considered the most logistically difficult pipeline project ever completed at the time.
1974-76    Led a joint venture which built the northernmost 225 miles
           (365 kilometers) of the Trans-Alaskan Pipeline System.
1974-76 Led a joint venture which constructed 290 miles (465 kilometers) of pipeline and two pump stations in the difficult to access western Amazon basin of Peru. Another logistics challenge which required lightering from shipping on the Amazon River.
1982-83 Built the Cortez carbon dioxide pipeline system in the southwestern United States, consisting of 505 miles (815 kilometers) of 30-inch pipe.
1984-86    Constructed, through a joint venture, the All American
           Pipeline System, a 1,240-mile (1,995-kilometer), 30-inch heated pipeline, including 23 pump stations, in the United
           States.
1984-95 Developed and furnished a rapid deployment fuel pipeline distribution and storage system for the U.S. Army which was used extensively and successfully in Saudi Arabia during Operation Desert Shield/Desert Storm in 1990/1991 and in
           Somalia during 1993.
1987 Rebuilt 25 miles (40 kilometers) of the Trans-Ecuadorian crude oil pipeline mobilizing to Ecuador in two weeks and completing work within six months after major portions were destroyed by an earthquake.
1988-92 Performed project management, engineering, procurement and field support services to expand the Great Lakes Gas
           Transmission System in the northern United States. The expansion involved modifications to 13 compressor stations and the addition of 660 miles (1,060 kilometers) of 36-inch pipeline in 50 separate loops.
1992-93 Rebuilt oil field gathering systems in Kuwait as part of the post-war reconstruction effort.
1996-98 Performed an EPC contract with Asamera (Overseas) Limited to design and construct pipelines, flowlines and related facilities for the Corridor Block Gas Project located in southern Sumatra, Indonesia.
1997-98    Carried out a contract for the construction of 120 miles
           (200 kilometers) each of 36- and 20-inch pipelines in the Zuata Region of the Orinoco Belt in Venezuela.

1997-98 Completed an EPC contract for El Paso Natural Gas Company and Gasoductos de Chihuahua, a joint venture between El Paso and PEMEX, to construct a 45-mile (75-kilometer) gas pipeline system in Texas and Mexico.
1999-00 Carried out a contract through a joint venture to construct a 492-mile (792-kilometer), 18-inch gas pipeline in Australia.
2000       Awarded an EPC contract for the 665-mile (1,070-kilometer),
           30-inch crude oil Chad-Cameroon Pipeline Project, through a joint venture with another international contractor.

SERVICES PROVIDED

We operate in a single operating segment providing contract construction, engineering and specialty services to the oil, gas and power industries. The following table reflects our contract revenue by type of service for 2001, 2000 and 1999.

                                                         YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
                                              2001                 2000                 1999
                                       ------------------   ------------------   ------------------
                                        AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                       --------   -------   --------   -------   --------   -------
                                                      (dollar amounts in thousands)
    Construction service.............  $214,456     55.0%   $192,270     61.2%   $ 67,690     38.4%
    Engineering services.............   120,321     30.8      58,709     18.7      70,500     39.9
    Specialty services...............    55,357     14.2      63,311     20.1      38,374     21.7
                                       --------    -----    --------    -----    --------    -----
      Total..........................  $390,134    100.0%   $314,290    100.0%   $176,564    100.0%
                                       ========    =====    ========    =====    ========    =====

  Construction Services

We are one of the most experienced contractors serving the oil, gas and power industries. Our construction capabilities include the expertise to construct and replace:

   --  large-diameter cross-country pipelines;

   -- oil and gas production facilities, pump stations, flow stations, gas compressor stations, gas processing facilities;

   --  other related facilities;

   --  offshore platforms, piers, docks and bridges; and

   --  offshore pipelines and facilities.

Pipeline Construction. We focus on pipeline construction activity in remote areas and harsh climates where we believe our experience gives us a competitive advantage. We believe that we have constructed more miles of pipeline than any other private sector company. Pipeline construction is capital-intensive, and we own, lease, operate and maintain a fleet of specialized equipment necessary for us to engage in the pipeline construction business.

Special equipment and techniques are required to construct pipelines across wetlands and offshore. The "Willbros 318" is a combination derrick/lay barge which performs pipelay and marine construction services in offshore West Africa. We use swamp pipelaying methods extensively in Nigeria, where most of our construction operations are carried out in the Niger River delta. In addition to our primary offshore and swamp equipment such as laybarges, dredges and swamp backhoes, we have a substantial investment in support vessels, including tugboats, barges, supply boats and houseboats, which are required in order to maintain our capabilities in offshore and swamp pipeline construction.

Station Construction. Oil and gas companies require various facilities in the course of producing, processing, storing and moving oil and gas. We are experienced in and capable of constructing facilities such as pump stations, flow stations, gas processing facilities, gas compressor stations and metering stations. We are capable of building such facilities onshore, offshore in shallow water or in swamp locations. The construction of station facilities, while not nearly as capital-intensive as pipeline construction, is generally characterized by complex logistics and scheduling, particularly on projects in locations where seasonal weather patterns limit construction options, and in countries where the importation process is difficult. Our capabilities have been enhanced by our experience in dealing with such challenges in numerous countries around the world.

Marine Construction. Our marine fleet includes lay barges, pile driving barges, derrick barges and other vessels, which support marine construction operations, and the "Willbros 318" combination derrick/lay barge to perform shallow water pipelay and maintenance projects in offshore West Africa. This 300-foot (91-meter) barge is capable of laying up to 24-inch diameter pipe in up to 200-foot water depths. During 2001, we purchased the "WB82" work/derrick barge to complement our West Africa marine construction operations. The WB82 work/derrick barge is a 253-foot (78-meter) barge with accommodations for 135 personnel. The WB82 is equipped with a 100-ton revolving crane and is configured to support the construction, maintenance and repair of marine facilities. In Venezuela, we construct and install fixed drilling and production platforms, primarily in Lake Maracaibo, and we are also capable of building bridges, docks, jetties and mooring dolphins, which are a group of pilings clustered together and sometimes bound with wire rope.

  Engineering Services

We provide project management, engineering and material procurement services to the oil, gas and power industries and government agencies. We specialize in providing engineering services to assist clients in constructing or expanding pipeline systems, compressor stations, pump stations, fuel storage facilities, and field gathering and production facilities. Through experience, we have developed expertise in addressing the unique engineering issues involved with pipeline systems and associated facilities to be installed where climatic conditions are extreme, areas of environmental sensitivity must be crossed, fluids which present extreme health hazards must be transported, and fluids which present technical challenges regarding material selection are to be transported.

To complement our engineering services, we also provide a full range of field services, including:

   --  surveying;

   --  right-of-way acquisition;

   --  material receiving and control;

   --  construction inspection; and

   --  facilities startup assistance.

These services are furnished to a number of oil, gas, power and government clients on a stand-alone basis, and are provided as part of EPC contracts undertaken by us.

The buying process of our customers includes close scrutiny of our experience and capabilities with respect to project requirements. Some of those requirements are:

   --  pipeline and related facility design for harsh climatic conditions;

   -- design for pipeline river and wetlands crossings in order to minimize environmental impact;

   --  seismic design of pipeline crossings over active faults;

   --  design of pipeline systems transporting hazardous materials;

   --  hydraulics analysis for fluid flow in piping systems;

   -- project management and engineering services for natural gas transmission companies;

   -- general engineering services for crude oil and refined petroleum products systems;

   -- engineering services for jet fuel storage and aircraft fueling facilities for U.S. government agencies;

   --  design of peripheral systems; and

   --  computer-based material procurement, tracking and control systems.

  Specialty Services

We provide a wide range of support and ancillary services related to the construction, operation, repair and rehabilitation of pipelines. Frequently, such services require the utilization of specialized equipment, which is costly and requires operating expertise. Due to the initial equipment cost and operating expertise required, many client companies contract with us for the use of such specialized equipment and experienced personnel. We own and operate a variety of specialized equipment that is used to support construction projects and to provide a wide range of oilfield services. Our primary specialty services include:

   -- dredging to establish land locations, excavate trenches or maintain depth of navigation channels;

   --  pipe coating to protect against corrosion;

   --  concrete weight coating in marine environments to keep pipeline buried;

   --  pipe double jointing to reduce field welding and accelerate construction;

   -- fabrication and installation of concrete piles to construct marine facilities;

   -- transportation of offshore oil and gas production equipment to the production locations;

   --  transport of derricks and other heavy equipment between well locations;

   --  maintenance and repair services; and

   -- facility operations services for those clients desiring third party operation of facilities.

GEOGRAPHIC REGIONS

Over the years, we have been employed by more than 400 clients to carry out work in 55 countries. Within the past 10 years, we have worked in Africa, Asia, Australia, the Middle East, North America and South America. Our relatively steady base of operations in Canada, Nigeria, Oman, the United States and Venezuela has been enhanced by major projects in Australia, Bolivia, Cameroon, Chad, Egypt, Gabon, Indonesia, Ivory Coast, Kuwait and Pakistan.

We operate in the following geographic regions: North America, Africa, South America, the Middle East, Asia and Australia. The following table reflects our contract revenue by geographic region for 2001, 2000 and 1999.

                                                         YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
                                              2001                 2000                 1999
                                       ------------------   ------------------   ------------------
                                        AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                       --------   -------   --------   -------   --------   -------
                                                      (dollar amounts in thousands)
    North America....................  $208,626     53.5%   $ 92,998     29.6%   $ 42,981     24.3%
    Africa...........................   146,200     37.5     161,556     51.4      79,777     45.2
    South America....................    16,968      4.3      26,141      8.3      23,801     13.5
    Middle East......................    14,303      3.7      12,908      4.1       8,026      4.5
    Asia and Australia...............     4,037      1.0      20,687      6.6      21,979     12.5
                                       --------    -----    --------    -----    --------    -----
      Total..........................  $390,134    100.0%   $314,290    100.0%   $176,564    100.0%
                                       ========    =====    ========    =====    ========    =====

See Note 13 to the consolidated financial statements included elsewhere in this prospectus for additional information about operations in our work countries.

  North America

We have provided services to the U.S. oil and gas industry for more than 80 years. We believe that the United States will continue to be an important market for our services. Recent deregulation of the electric power and natural gas pipeline industries in the United States has led to the consolidation and reconfiguration of existing pipeline infrastructure and the establishment of new energy transport systems, which we expect will result in continued demand for our services. The demand for natural gas for industrial and power usage in the United States should increase the demand for new natural gas transportation infrastructure in the region. We anticipate that supply to satisfy market demand for natural gas will come from existing and new production in Western Canada, the Gulf of Mexico and the Canadian Atlantic offshore region. Environmental concerns will likely continue to require careful, thorough and specialized professional engineering and planning for all new facilities within the oil, gas and power sectors. Furthermore, the demand for replacement and rehabilitation of pipelines is expected to increase as pipeline systems in the United States approach the end of their design lives and population trends influence overall energy needs.

We are recognized as an industry leader in the United States for providing state-of-the-art project management, engineering, procurement and construction services. We maintain a staff of experienced management, construction, engineering and support personnel in the United States. Currently, we are providing project management and engineering services for the following projects: the Gulfstream Natural Gas System to transport natural gas from southern Alabama and Mississippi to markets throughout central and South Florida; and the Blue Atlantic Pipeline Project envisioned to bring natural gas from offshore Northeast Canada to Nova Scotia and New York and New Jersey via submarine pipeline.

We have recently completed two acquisitions to strengthen our capabilities in North America. On January 24, 2000, we acquired Rogers & Phillips, Inc., a closely held pipeline construction company in Houston, Texas, with an experienced management team and a strong market position in the U.S. Gulf Coast area. Since our acquisition of "RPI," it has experienced revenue growth from $21.6 million in 1999 to $85.9 million in 2001. This growth is primarily the result of synergies developed with our engineering subsidiary in the acquisition and performance of EPC contracts. On October 12, 2001, we acquired MSI Energy Services Inc., a Canadian contractor with a strong position in the oil sands area of northern Alberta; an area in which production is projected to expand from 600,000 barrels per day in 2000 to more than 1.8 million barrels per day by 2010. Both acquisitions add construction and management capabilities to their respective markets.

  Africa

Africa has been and will continue to be an important strategic market for us. We believe that there will be opportunities to expand our business in Africa, particularly through the development of natural gas projects. There are large, potentially exploitable reserves of natural gas in West Africa, extending from the Ivory Coast to Angola. Depending upon the world market for natural gas and the availability of financing, the amount of potential new work could be substantial.

Over the past 50 years, we have completed major projects in a number of African countries, including Nigeria, where we have maintained a continuous presence since 1962. Our activities in Nigeria are directed from a fully staffed operational base near Port Harcourt. This 150-acre site includes office and living facilities, equipment and vehicle repair shops, a marine jetty, warehouses and fabrication and lay-down areas for both the client's and our materials and spare parts. We have diversified our range of services by adding dredging, drydock and pipe coating facilities. Having diverse yet complementary capabilities has often given us a competitive advantage on projects that contain several distinct work elements within the project's scope of work. For example, we believe that we are currently the only contractor operating in the Nigerian oil and gas sector capable, with our own resources, of executing EPC projects for pipelines and related facilities for onshore, swamp, and offshore locations.

In September 2000, through a joint venture with another international contractor, we were awarded a contract to construct the Chad-Cameroon Pipeline Project. The project scope includes engineering, procurement, and construction of a 665-mile (1,070-kilometer), 30-inch crude oil pipeline and fiber optic cable from the Doba fields in Chad to an export terminal on the coast of Cameroon. Engineering and procurement activities began in 2000. Pipelay activities commenced in the fourth quarter of 2001 and are expected to continue into 2003.

  South America

We have been active in South America since 1939, where our accomplishments include the construction of five major pipeline crossings of the Andes Mountains and setting a world altitude record for constructing a pipeline. Recent developments involving political changes and privatization efforts in many of the South American countries make this region attractive to us. In particular, privatization and deregulation in this region are allowing more foreign and domestic private investment in the energy sector which, until recently, had traditionally been controlled by state-owned energy companies. We expect gas transportation projects in Argentina, Bolivia, Brazil, Chile, Peru and Venezuela to continue to evolve to meet increasing demand for gas for industrial and power usage in the rapidly growing urban areas. In Venezuela, Colombia and Ecuador, crude oil transportation systems will likely need to be built and upgraded so that the vast crude reserves in these countries can be efficiently exported to the world market. We are aggressively pursuing business opportunities throughout South America and currently bidding work or monitoring prospects in Bolivia, Brazil, Ecuador, Peru and Venezuela. Subsequent to December 31, 2001, we were selected, in an alliance with another international contractor, to construct a 144-mile (230-kilometer) 32-inch natural gas pipeline in Bolivia for the Transierra consortium.

Venezuela is the largest oil producer in South America and conservative estimates place proven reserves at more than 77 billion barrels of oil and 146 trillion cubic feet of natural gas. Venezuela has redirected its energy initiatives to include development of its significant natural gas reserves. The government of Venezuela, under Presidente Hugo Chavez, has separated the natural gas initiative from the oil interests of Petroleos de Venezuela, S. A., the government owned oil company, to place natural gas projects on an equal footing with oil projects. This new emphasis on natural gas projects should translate into more demand for natural gas capabilities such as ours. However, the Chavez government has also introduced a new national hydrocarbons law which is viewed by both international and national petroleum industry leaders as unfriendly to future investment in this sector. The new Hydrocarbons Law replaces the previous Hydrocarbons Law of 1934 and Venezuela's Nationalization Law of 1975. It establishes increased royalty rates of 20% to 30%, replacing the prior fixed royalty rate of 16.6%. All royalties are to be at the higher 30% rate with the exception of those imposed on mature fields that are less productive or are being reworked and the four heavy oil projects in the Orinoco Belt. In addition, the new Hydrocarbons Law eliminates the previous Venezuelan policy of permitting foreign oil companies to maintain a majority interest in partnerships and various joint venture operations that they hold with Petroleos de Venezuela S.A., or "PDVSA," and establishes that PDVSA must be the majority owner. The outcome of negotiations between the government and private industry to revise this law is uncertain, and significant new foreign investment is unlikely until these negotiations are satisfactorily completed.

  Middle East

We believe that increased exploration and production activity in the Middle East will continue to be the primary factor influencing the construction of new energy transportation systems in that region. The majority of future transportation projects in the region are expected to be centered around natural gas due to increased regional demand, governments' recognition of gas as an important asset and an underdeveloped gas transportation infrastructure throughout the region. We are aggressively pursuing business opportunities throughout the Middle East and are currently bidding work or monitoring prospects in Abu Dhabi, Jordan, Kuwait, Oman, Qatar, Saudi Arabia and Yemen.

Our operations in the Middle East date back to 1948. We have worked in most of the countries in the region, with particularly heavy involvement in Iran, Kuwait, Oman and Saudi Arabia. Currently, we have ongoing operations in Oman, where we have been active for more than 35 years. We maintain a fully staffed facility in Oman with equipment repair facilities and spare parts on site and offer construction expertise, repair and maintenance services, engineering support, oil field transport services, materials procurement and a variety of related services to our clients. In November 1999, we were awarded a five-year contract by Oman LNG for general maintenance services. Other current operations in Oman include a general oilfield services contract for Occidental of Oman and an ad hoc service contract for Petroleum Development Oman. Work carried out in Oman during 2001 and 2000 includes pipeline construction, pipeline maintenance, mechanical services and flowline work.

  Australia and Asia

Australia and Asia continue to be a geographic market of focus due to the relative abundance of undeveloped natural gas resources. That abundance, and environmental concerns, favor the use of natural gas for power generation and industrial and residential usage in Australia and Asia. However, economic and political difficulties in certain countries in the region caused us to downsize our Jakarta, Indonesia office in 2000 to a minimum level. Although we currently have no backlog in Australia and Asia, we are conducting marketing and business development activities in this market.

BACKLOG

Our backlog was $407.6 million at December 31, 2001, compared to $373.9 million at December 31, 2000. The following is a breakdown of our backlog by geographic region as of December 31, 2001 and 2000:

                                                                2001                 2000
                                                         ------------------   ------------------
                                                          AMOUNT    PERCENT    AMOUNT    PERCENT
                                                         --------   -------   --------   -------
                                                              (dollar amounts in thousands)
    Africa.............................................  $204,653     50.2%   $230,838     61.7%
    North America......................................   171,750     42.2     106,728     28.6
    South America......................................    27,047      6.6      29,670      7.9
    Middle East........................................     4,103      1.0       6,711      1.8
                                                         --------    -----    --------    -----
      Total............................................  $407,553    100.0%   $373,947    100.0%
                                                         ========    =====    ========    =====

Our backlog represents anticipated revenue from the uncompleted portions of existing contracts and contracts whose award is reasonably assured. We believe the backlog figures are firm, subject only to the cancellation and modification provisions contained in various contracts.

We expect that approximately $337.2 million (82.7%) of our backlog existing at December 31, 2001, will be recognized in revenue during 2002. Historically, a substantial amount of our revenue in a given year has not been reflected in our backlog at the beginning of that year. We generate revenue from numerous sources, including contracts of long or short duration entered into during a year as well as from various contractual processes, including change orders, extra work, variations in the scope of work and the effect of escalation or currency fluctuation formulas. These revenue sources are not added to backlog until realization is assured.

Backlog at the end of 2001 increased $33.7 million (9.0%) from the previous year end to $407.6 million due mainly to the addition of the Explorer Pipeline Mainline Expansion Project and other U.S. engineering and construction contracts and consisted of the following: (a) construction, $207.7 million, down $67.1 million (24.4%); (b) engineering, $154.6 million, up $99.6 million (181.1%); and
(c) specialty services, $45.3 million, up $1.2 million (2.7%). Construction backlog consisted primarily of the construction project in Chad-Cameroon and construction projects in Offshore West Africa. Engineering backlog consists primarily of the Explorer Pipeline Mainline Expansion Project and other engineering and procurement projects in the United States. Specialty services backlog was largely attributable to a 16-year injection contract awarded in 1998 to a consortium in which we have a 10% interest in Venezuela, contracts to build, own and operate four fueling facilities for the United States government, and service contracts in Oman and Canada. Subsequent to December 31, 2001, we were selected in an alliance with another international contractor, to construct 144 miles (230 kilometers) of 32-inch natural gas pipeline in Bolivia for the Transierra consortium.

JOINT VENTURES

From time to time in the ordinary course of our business, we enter into joint venture agreements with other contractors for the performance of specific projects. Typically, we seek one or more joint venture partners when a project requires local content, equipment, manpower or other resources beyond those we have available to complete work in a timely and efficient manner or when we wish to share risk on a particularly large project. Our joint venture agreements identify the work to be performed by each party, procedures for managing the joint venture work, the manner in which profits and losses will be shared by the parties, the equipment, personnel or other assets that each party will make available to the joint venture and the means by which any disputes will be resolved. We currently are performing two large projects through joint ventures: the onshore pipeline for The Chad Development Project in Chad and Cameroon, which we are performing jointly with Spie-Capag (Jersey) Ltd., and The Transierra Gas Pipeline Project in Bolivia, which we are performing jointly with Harbert International Establishment S.A.

Willbros is the managing partner for the joint venture for the performance of the Chad pipeline project. This project, which involves the construction of a 1,070 kilometer crude oil pipeline, has an expected duration of over two years. The Transierra Gas Pipeline Project, a 230 kilometer pipeline, is less than one fourth the scope and duration of the Chad project.

CONTRACT PROVISIONS

Most of our revenues are derived from construction, engineering and specialty services contracts. We enter into four basic types of construction contracts:

   -- firm fixed-price or lump sum fixed-price contracts providing for a single price for the total amount of work or for a number of fixed lump sums for the various work elements comprising the total price;

   -- unit-price contracts, which specify a price for each unit of work performed;

   -- time and materials contracts, under which personnel and equipment are provided under an agreed schedule of daily rates with other direct costs being reimbursable; and

   -- a combination of the above (such as lump sums for certain items and unit rates for others).

We enter into three types of engineering contracts:

   --  firm fixed-price or lump sum fixed-price contracts;

   --  time and materials contracts; and

   -- cost-plus-fee contracts, common with U.S. government clients, under which income is earned solely from the fee received. Cost-plus-fee contracts are often used for material procurement services.

Specialty services contracts generally are unit-price contracts, which specify a price payable per unit of work performed (e.g., per cubic meter, per lineal meter, etc.). Such contracts usually include hourly rates for various categories of personnel and equipment to be applied in cases where no unit price exists for a particular work element. Under a services contract, the client is typically responsible for supplying all materials; a cost-plus-percentage-fee provision is generally included in the contract to enable the client to direct the contractor to furnish certain materials.

Changes in scope of work are defined by change orders agreed to by both parties. These changes can impact our contract revenue either positively or negatively.

We usually obtain contracts through competitive bidding or through negotiations with long-standing clients. We are typically invited to bid on projects undertaken by our clients who maintain approved bidder lists. Bidders are pre-qualified by virtue of their prior performance for such clients, as well as their experience, reputation for quality, safety record, financial strength and bonding capacity.

EMPLOYEES

At December 31, 2001, we employed, directly or through our joint ventures, a multi-national work force of approximately 3,790 persons, of which over 81% are citizens of the respective countries in which they work. Although the level of activity varies from year to year, we have maintained an average work force of approximately 3,370 over the past five years. The minimum employment during that period has been 2,010 and the maximum 4,750. At December 31, 2001, approximately 32% of our employees were covered by collective bargaining agreements. We believe our relations with our employees are satisfactory.

EQUIPMENT

We own, lease and maintain a fleet of generally standardized construction, transportation and support equipment and spare parts. In 2001 and 2000, expenditures for capital equipment and spare parts were $28.8 million and $15.4 million, respectively. At December 31, 2001, our net book value of property, plant, equipment and spare parts was $74.3 million.

Historically, we have preferred to own rather than lease equipment to ensure that standardized equipment is available as needed. We believe that the standardization of equipment has resulted in lower equipment costs. We are constantly evaluating the availability of equipment and may from time to time pursue the leasing of equipment to support projects. In recent years, the leasing market for heavy construction equipment in international locales has become much more competitive. As a result, we have made more significant use of leasing to support our project equipment requirements. We continue to evaluate expected equipment utilization, given anticipated market conditions, and may dispose of underutilized equipment from time to time. All equipment is subject to scheduled maintenance to maximize fleet readiness. We have maintenance facilities at Port Harcourt, Nigeria; Azaiba, Oman; Maracaibo, Venezuela; and Houston, Texas; as well as temporary site facilities on major jobs to minimize downtime.

INSURANCE COVERAGE

Operational risks are analyzed and categorized by our risk management department and are insured through a major national insurance broker under a comprehensive insurance program, which includes commercial insurance policies, consisting of the types and amounts typically carried by companies engaged in the worldwide construction industry. We maintain worldwide master policies written through A-rated insurers. These policies cover our land and marine property, plant, equipment and cargo against all normally insurable risks, including war risk, political risk and terrorism, in third-world countries. Other policies cover our workers and liabilities arising out of our operations. Primary and excess liability insurance limits are consistent with the level of our asset base. Risks of loss or damage to project works and materials are often insured on our behalf by our clients. On other projects, "builders all risk insurance" is purchased. All insurance is purchased and maintained at the corporate level, other than certain basic insurance, which must be purchased in some countries in order to comply with local insurance laws.

The insurance protection we maintain may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our results of operations. We recently renewed our insurance policies at rates significantly higher than the previous year. In the future, our ability to maintain insurance, which may not be available at rates we consider reasonable, may be affected by events over which we have no control, such as those that occurred on September 11, 2001.

FACILITIES

We own a 14-acre equipment yard/maintenance facility and an adjoining 29-acre undeveloped industrial site that is under lease to a third party at Broken Arrow, Oklahoma, a short distance from Tulsa, Oklahoma and a similar facility in Channelview, Texas, near Houston, that is comprised of 19 acres. In Canada, we own a 10,000 square foot fabrication shop located on three acres in Fort McMurray, Alberta. In Venezuela, our offices and construction facilities are located on 15 acres of land, which we own, on the shores of Lake Maracaibo. We lease all other facilities used in our operations, including corporate offices in Panama; administrative and engineering offices in Tulsa, Oklahoma, and Houston, Texas; and various office facilities, equipment sites and expatriate housing units in the United States, Canada, England, Nigeria, Oman and Venezuela.

                                   MANAGEMENT

Our Chief Executive Officer, Larry J. Bump, will retire in May 2002, but will continue to serve as Chairman of the Board. We previously announced that Michael
F. Curran will succeed Mr. Bump as our Chief Executive Officer. Mr. Curran will continue in his current roles as our President and Chief Operating Officer.

The following table sets forth information regarding our directors, executive officers and key personnel. Officers are elected annually by, and serve at the discretion of, our board of directors.

    NAME                                      AGE                 POSITION(S)
    ----                                      ---                 -----------
    Larry J. Bump...........................  62    Director, Chairman of the Board of
                                                    Directors and Chief Executive Officer
    Michael F. Curran.......................  61    Director, Vice Chairman of the Board of
                                                    Directors, President and Chief Operating
                                                    Officer
    John K. Allcorn.........................  40    Executive Vice President of Willbros
                                                    Group, Inc. and Willbros USA, Inc.
    Warren L. Williams......................  46    Vice President, Chief Financial Officer
                                                    and Treasurer
    James R. Beasley........................  59    Senior Vice President of Willbros USA,
                                                    Inc. and President of Willbros
                                                    Engineers, Inc.
    J. K. Tillery...........................  43    Senior Vice President -- Operations of
                                                    Willbros International, Inc. and Senior
                                                    Vice President of Willbros USA, Inc.
    Peter A. Leidel.........................  45    Director
    Rodney B. Mitchell......................  66    Director
    Michael J. Pink.........................  64    Director
    James B. Taylor, Jr. ...................  63    Director
    Guy E. Waldvogel........................  65    Director
    John H. Williams........................  83    Director

Larry J. Bump joined Willbros in 1977 as President and Chief Operating Officer and was elected to the board of directors. He was named Chief Executive Officer in 1980 and elected Chairman of the Board of Directors in 1981. His 42-year career includes significant U.S. and international pipeline construction management experience. Prior to joining Willbros, he managed major international projects in North Africa and the Middle East, and was Chief Executive Officer of a major international pipeline construction company. Mr. Bump served two terms as President of the International Pipeline & Offshore Contractors Association. He also serves as a Director of 3TEC Energy Corporation.

Michael F. Curran joined Willbros in March 2000 as a Director, Vice Chairman of the Board of Directors, President and Chief Operating Officer. Mr. Curran served from 1972 to March 2000 as Chairman of the Board of Directors and Chief Executive Officer of Michael Curran & Associates, a mainline pipeline construction company in North America and West Africa, prior to joining Willbros. He has over 40 years of diversified experience in pipeline construction around the world, including 31 years as President and Chief Executive Officer of various domestic and international pipeline construction firms. Mr. Curran also served as President of the Pipe Line Contractors Association.

John K. Allcorn joined Willbros in May 2000 as Senior Vice President of Willbros International, Inc. and was elected Executive Vice President of Willbros Group, Inc. and Willbros USA, Inc. in 2001. Mr. Allcorn was employed at U.S. Pipeline, Inc., a North American pipeline construction company, as Senior Vice President, from July 1997 until joining Willbros in May 2000. He served as Vice President at Gregory & Cook Construction, Inc., an international pipeline construction company from June 1996 to July 1997. Mr. Allcorn has over 15 years of pipeline industry experience, including an established record in operations management, finance and business development.

Warren L. Williams joined Willbros in July 2000 as Vice President, Finance and Accounting, for Willbros USA, Inc. He was elected Vice President, Chief Financial Officer and Treasurer of Willbros Group, Inc. in 2001. Prior to joining Willbros, Mr. Williams was employed at TransCoastal Marine Services, Inc., a marine construction company, from April 1998 to July 2000. Mr. Williams served as Vice President during the entire period of his employment at TransCoastal and was named Chief Financial Officer in early 2000. TransCoastal declared bankruptcy under Chapter 7 of the U.S. Bankruptcy Code in June 2000. Mr. Williams worked as an independent financial consultant from 1994 to April 1998. Prior to 1994, Mr. Williams worked at the public accounting firm of Ernst & Young, the last four years as a partner.

James R. Beasley joined Willbros in 1981 when Willbros Engineers, Inc. was acquired. He was elected Vice President of Willbros Engineers, Inc. in 1981, Senior Vice President and General Manager in 1982, President in 1986 and Senior Vice President of Willbros USA, Inc. in 2001. Mr. Beasley has more than 30 years of experience in pipeline engineering and operations.

J. K. Tillery joined Willbros in 1983 as a field engineer. He has over 20 years of experience as an engineer and project manager working in both U.S. and international pipeline construction. In 1995, he was named Managing Director of Willbros (Nigeria) Limited and in 2001, he was named Senior Vice President -- Operations of Willbros International, Inc. and Senior Vice President of Willbros USA, Inc.

Peter A. Leidel was elected to our board of directors in 1992. Since September 1997, Mr. Leidel has been a founder and partner in, Yorktown Partners, L.L.C., an investment management company. From 1983 to September 1997, he was employed by Dillon, Read & Co., Inc., an investment banking firm, serving most recently as a Senior Vice President. He also serves as a Director of Cornell Companies, Inc. and Carbon Energy Corporation.

Rodney B. Mitchell was elected to our board of directors in July 2001. He has over 30 years of experience in the investment management business. He is President and Chief Executive Officer of The Mitchell Group, Inc., an investment advisory firm which he founded in 1989. Previously, Mr. Mitchell formed in 1970 an investment advisory organization, Tallasi Management Company, and served as President and Chief Executive Officer.

Michael J. Pink was elected to our board of directors in 1996. Mr. Pink has been a consultant to oil and gas industry investors since January 1997. He served as First Vice President of Sidanco, a major Russian integrated oil company, from August 1997 to March 1998. From May 1994 through December 1996, Mr. Pink served as Group Managing Director of Enterprise Oil plc, an independent oil exploration and production company. Prior to that time, Mr. Pink was employed for 30 years with the Royal Dutch/Shell Group at various locations in Europe, the United States, Africa and the Middle East. He also serves as a Director of ROXAR ASA, a Norwegian oil and gas technology company.

James B. Taylor, Jr. was elected to our board of directors in February 1999. Mr. Taylor is currently a Director of TMBR Sharp Drilling, Inc. Mr. Taylor co-founded Solana Petroleum Corp., a Canadian-based public oil and gas exploration and production company, in 1997 and served as Chairman of its Board of Directors until December 2000. From 1996 to 1998, he was a Director and consultant for Arakis Energy, a Canadian public company with operations in North America and the Middle East. Prior to that time, he served for 28 years in various worldwide exploration and operations management positions with Occidental Petroleum Corporation before retiring in 1996 as Executive Vice President.

Guy E. Waldvogel was elected to our board of directors in 1990. Mr. Waldvogel recently retired from Heerema Holding Construction, Inc., a major marine engineering, fabrication and installation contractor, where he served as Director and Chief Financial Officer for more than five years. Previously, he was Senior Executive Vice President of Societe Generale de Surveillance, a leading international cargo inspection firm. Mr. Waldvogel also serves as a Director for Bank Julius Baer and Julius Baer Holding AG.

John H. Williams was elected to our board of directors in 1996. Prior to his retirement at the end of 1978, Mr. Williams was Chairman of the Board and Chief Executive Officer of The Williams Companies, Inc. He also serves as a Director for Apco Argentina, Inc., Unit Corporation and Westwood Corp., and is an honorary member of the board of directors of The Williams Companies, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 1, 2002, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by:

   -- each person or entity known by us to beneficially own more than 5% of our outstanding shares of common stock;

   --  each of our directors and each of our executive officers;

   --  all of our directors and executive officers as a group; and

   --  each selling stockholder.

Except as otherwise indicated below, we believe that each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by that individual or entity. The number of shares of common stock outstanding used in calculating the percentage for each person listed includes the shares of common stock which could be acquired by that person upon the exercise of an option within 60 days of March 1, 2002, but excludes the shares of common stock which could be so acquired by any other person. Percentage of beneficial ownership is based on 14,901,899 shares of common stock outstanding as of March 1, 2002, and 18,101,899 shares of common stock to be outstanding after completion of this offering.

The following table also sets forth the number of shares of common stock being offered by the selling stockholders. Messrs. Bump and Curran are executive officers and directors of Willbros and more than 5% beneficial owners of our common stock. Mr. West is an executive officer of a subsidiary of Willbros.

                                       SHARES BENEFICIALLY OWNED    NUMBER OF   SHARES BENEFICIALLY OWNED
                                         PRIOR TO THIS OFFERING      SHARES        AFTER THIS OFFERING
                                       --------------------------     BEING     --------------------------
NAME OF OWNER OR IDENTITY OF GROUP       NUMBER       PERCENTAGE     OFFERED      NUMBER       PERCENTAGE
----------------------------------     ----------     -----------   ---------   -----------   ------------
Larry J. Bump(1).....................  1,301,691(2)       8.7        545,000(3)    756,691         4.2
The Mitchell Group, Inc.(4)..........    995,153          6.7              -       995,153         5.5
Royce & Associates, Inc.(5)..........    917,050          6.2              -       917,050         5.1
Sage Asset Management, L.L.C.(6).....    845,180          5.7              -       845,180         4.7
Michael F. Curran....................    837,496(7)       5.6        225,000(3)    612,496         3.4
Husic Capital Management(8)..........    784,000          5.3              -       784,000         4.3
James R. Beasley.....................    185,500(9)       1.2              -       185,500         1.0
John K. Allcorn......................    166,568(10)      1.1              -       166,568           *
Arthur J. West.......................    130,000            *         30,000       100,000           *
Warren L. Williams...................     63,166(11)        *              -        63,166           *
Peter A. Leidel......................     42,872(12)        *              -        42,872           *
John H. Williams.....................     25,000(13)        *              -        25,000           *
Guy E. Waldvogel.....................     19,000(14)        *              -        19,000           *
Michael J. Pink......................     10,000(15)        *              -        10,000           *
James B. Taylor, Jr. ................      8,000(16)        *              -         8,000           *
Rodney B. Mitchell...................      5,000(17)        *              -         5,000           *
All executive officers and directors
  as a group (11 people).............  2,664,293(18)     17.2        770,000(3)  1,894,283        10.2

---------------------------

  *  Less than 1%

 (1) Mr. Bump's address is 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027.

 (2) Includes (a) 420,000 shares held in a family limited partnership in which Mr. Bump is the sole general partner, (b) 185,000 shares subject to stock options which are currently exercisable at an average exercise price of $9.80 per share, and

(c) 109,101 shares held in the Willbros Employees' 401(k) Investment Plan (the "401(k) Plan") for the account of Mr. Bump.

 (3) Messrs. Bump and Curran have each granted the underwriters a 30-day option to purchase up to 85,000 and 100,000 shares, respectively, or up to an aggregate of 185,000 shares, to cover over-allotments, if any, which may be exercised on a pro-rata basis with the option to cover over-allotments, if any, granted by us. If the underwriters' over-allotment option is exercised in full, the number of shares beneficially owned after this offering by Messrs. Bump and Curran will be reduced by 85,000 and 100,000 shares, respectively, and the percentage of shares beneficially owned after this offering by Messrs. Bump and Curran will be 3.7% and 2.8%, respectively, and the number of shares beneficially owned after this offering by all executive officers and directors as a group will be reduced by 185,000 shares and the percentage of shares beneficially owned after this offering by all executive officers and directors as a group will be 9.2%.

 (4) Information is as of December 31, 2001, and is based on the Schedule 13G dated February 5, 2002, which was filed by The Mitchell Group, Inc. Its address is 1100 Louisiana, Suite 4810, Houston, Texas 77010. The Mitchell Group is a registered investment adviser and the shares shown are held in investment advisory accounts managed by it for numerous clients. The Mitchell Group has full investment discretion with respect to these accounts.

 (5) Information is as of December 31, 2001, and is based on the Schedule 13G dated February 13, 2002, which was filed on behalf of Royce & Associates, Inc. Its address is 1414 Avenue of the Americas, New York, New York 10019.

 (6) Information is as of December 31, 2001, and is based on the Schedule 13G dated February 13, 2002, which was filed by Sage Opportunity Fund, L.P. ("Sage"), Sage Master Investments Ltd ("Sage Master"), Sage Asset Management, L.L.C. ("SAM"), Barry Haimes ("Haimes") and Katherine Hensel ("Hensel"). The address for Sage, SAM, Haimes and Hensel is 153 East 53rd Street, 48th Floor, New York, New York 10022. The address for Sage Master is c/o Huntlaw Corporate Services Ltd., P.O. Box 1350GT, The Huntlaw Building, Grand Cayman, Cayman Islands. SAM is investment manager of Sage Master and a general partner of Sage. Haimes and Hensel are co-portfolio managers of SAM. Of the shares shown, (a) Sage has shared voting and dispositive power with SAM, Haimes and Hensel over 94,000 shares, (b) Sage Master has shared voting and dispositive power with SAM, Haimes and Hensel over 751,180 shares, and (c) SAM, Haimes and Hensel have shared voting and dispositive power over 845,180 shares.

 (7) Represents (a) 753,155 shares held in a corporation controlled by Mr. Curran, (b) 83,500 shares subject to stock options which are currently exercisable at an average exercise price of $6.14 per share, and (c) 841 shares held in the 401(k) Plan for the account of Mr. Curran. Mr. Curran's address is 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027.

 (8) Information is as of December 31, 2001, and is based on the Schedule 13G dated February 11, 2002, which was filed on behalf of Husic Capital Management ("Husic Capital"), Frank J. Husic and Co. ("Husic Co.") and Frank J. Husic ("Husic"). Their address is 555 California Street, Suite 2900, San Francisco, California 94104. Husic Capital is a registered investment adviser and the shares shown are held for its investment advisory clients. Husic Co. is the sole general partner of Husic Capital and Husic is the sole stockholder of Husic Co.

 (9) Includes (a) 67,490 shares held in a trust, of which Mr. Beasley's wife is trustee, and (b) 118,000 shares subject to stock options which are currently exercisable at an average exercise price of $9.84 per share. Mr. Beasley disclaims beneficial ownership over the shares held by his wife.

(10) Includes (a) 100,000 shares subject to stock options which are currently exercisable at an exercise price of $5.38 per share, and (b) 943 shares held in the 401(k) Plan for the account of Mr. Allcorn.

(11) Represents (a) 47,500 shares subject to stock options which are currently exercisable at an average exercise price of $10.39 per share, and (b) 41 shares held in the 401(k) Plan for the account of Mr. Williams.

(12) Includes 14,000 shares subject to stock options which are currently exercisable at an average exercise price of $10.48 per share.

(13) Includes 10,000 shares subject to stock options which are currently exercisable or exercisable within 60 days of March 1, 2002, at an average exercise price of $9.90 per share.

(14) Includes 14,000 shares subject to stock options which are currently exercisable at an average exercise price of $10.48 per share.

(15) Represents 10,000 shares subject to stock options which are currently exercisable or exercisable within 60 days of March 1, 2002, at an average exercise price of $9.90 per share.

(16) Represents (a) 1,000 shares held by the James and Sarah Taylor Trust, and
     (b) 7,000 shares subject to stock options which are currently exercisable at an average exercise price of $5.82 per share.

(17) Represents 5,000 shares subject to stock options which are currently exercisable at an exercise price of $12.70 per share. Does not include the 995,153 shares held by The Mitchell Group, Inc. Mr. Mitchell is a director and executive officer of The Mitchell Group. Mr. Mitchell disclaims beneficial ownership of these shares.

(18) For specific information regarding each of the individuals, see footnotes
     (2), (7) and (9) through (17) above.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

We have 36,000,000 authorized shares of capital stock, consisting of (a) 35,000,000 shares of common stock, par value $0.05 per share; and (b) 1,000,000 shares of Class A preferred stock, par value $0.01 per share.

COMMON STOCK

As of March 1, 2002, 14,901,899 shares of our common stock were outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable. The holders of our common stock are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Holders of our common stock have no right to cumulate their votes in the election of directors. Subject to the rights of any then-outstanding shares of our preferred stock, the holders of our common stock are entitled to receive dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. We are subject to restrictions on the payment of dividends under the provisions of our bank credit agreement.

The holders of our common stock are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after we pay or provide for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding. The holders of our common stock have no preemptive, subscription, conversion or redemption rights. There are no governmental laws or regulations in the Republic of Panama affecting the remittance of dividends, interest and other payments to our nonresident stockholders so long as we continue not to engage in business in the Republic of Panama.

Our articles of incorporation contain restrictions, subject to the determination by the board of directors in good faith and in its sole discretion, on the transfer of any shares of our common stock in order to prevent us from becoming a "controlled foreign corporation" under United States tax law. See
"-- Anti-Takeover Effects of Provisions of Our Articles of Incorporation and By-laws."

CLASS A PREFERRED STOCK

As of the date of this prospectus, there were no outstanding shares of our Class A preferred stock; however, the board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below 35,000 shares of Series A junior participating preferred stock. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock.

The specific matters that the board of directors may determine include the following:

   --  the designation of each series;

   --  the number of shares of each series;

   --  the rate of any dividends;

   --  whether any dividends will be cumulative or non-cumulative;

   --  the terms of any redemption;

   -- the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

   --  rights and terms of any conversion or exchange;

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

   -- restrictions on the issuance of shares of the same series or any other series; and

   --  any voting rights.

The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could:

   -- decrease the amount of earnings and assets available for distribution to holders of common stock;

   -- adversely affect the rights and powers, including voting rights, of holders of common stock; and

   --  have the effect of delaying, deferring or preventing a change in control.

For example, the board of directors, with its broad power to establish the rights and preferences of authorized but unissued Class A preferred stock, could issue one or more series of Class A preferred stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Class A preferred stock into a larger number of shares of common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

STOCKHOLDER RIGHTS PLAN

On April 1, 1999, our Board of Directors approved a rights agreement with Mellon Investor Services LLC, as rights agent, and declared a distribution of one preferred share purchase right ("Right") for each outstanding share of common stock. Each Right, when it becomes exercisable, entitles its registered holder to purchase one one-thousandth of a share of Series A junior participating preferred stock ("Series A preferred stock") at a price of $30 per one one-thousandth of a share.

The Rights are attached to and trade with shares of our common stock. Currently, the Rights are not exercisable and there are no separate certificates representing the Rights. If the Rights become exercisable, we will distribute separate Rights certificates. Until that time and as long as the Rights are outstanding, any transfer of shares of our common stock will also constitute the transfer of the Rights associated with those common shares. The Rights will expire on April 15, 2009, unless we redeem or exchange the Rights before that date.

The Rights will become exercisable upon the earlier to occur of:

   -- the public announcement that a person or group of persons has acquired 15% or more of our common stock, except in connection with an offer approved by our board of directors; or

   -- 10 days, or a later date determined by our board of directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15% or more of our common stock.

If any person or group of persons acquire 15% or more of our common stock, except in connection with an offer approved by our board of directors, each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive that number of shares of our common stock or Series A preferred stock having a value equal to two times the exercise price of the Right.

In the event that any person or group acquires 15% or more of our common stock and either (a) we are acquired in a merger or other business combination in which the holders of all of our common stock immediately prior to the transaction are not the holders of all of the surviving corporation's voting power or (b) more than 50% of our assets or earning power is sold or transferred, then each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive common shares of the acquiring company having a value equal to two times the exercise price of the Right.

The Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right prior to the earlier to occur of a person or group acquiring 15% of our common stock or
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

the expiration of the Rights. Following the public announcement that a person or group has acquired 15% of our common stock, the Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right, provided the redemption is in connection with a merger or other business combination involving our company in which all the holders of our common stock are treated alike and which does not involve the acquiring person or its affiliates.

In the event shares of Series A preferred stock are issued upon the exercise of the Rights, holders of the Series A preferred stock will be entitled to receive, in preference to holders of common stock, a quarterly dividend payment in an amount per share equal to the greater of (a) $10 or (b) 1,000 times the dividend declared per share of common stock. The Series A preferred stock dividends are cumulative but do not bear interest. Shares of Series A preferred stock are not redeemable. In the event of liquidation, the holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share; thereafter, and after the holders of the common stock receive a liquidation payment of $1.00 per share, the holders of the Series A preferred stock and the holders of the common stock will share the remaining assets in the ratio of 1,000 to 1 (as adjusted) for each share of Series A preferred stock and common stock so held, respectively. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by antidilution provisions.

Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. In the event that the amount of accrued and unpaid dividends on the Series A preferred stock is equivalent to six full quarterly dividends or more, the holders of the Series A preferred stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the common stock until all cumulative dividends on the Series A preferred stock have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

The stockholder rights plan is designed to deter coercive takeover tactics that attempt to gain control of our company without paying all stockholders a fair price. The plan discourages hostile takeovers by effectively allowing our stockholders to acquire shares of our capital stock at a discount following a hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following an acquisition.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS

Our articles of incorporation, as amended and restated, and our restated by-laws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

  Classified Board of Directors; Removal of Directors; Advance Notice Provisions for Stockholder Nominations

Our articles of incorporation provide for the board of directors to be divided into three classes of directors serving staggered three-year terms, with the numbers of directors in the three classes to be as nearly equal as possible. Any director may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our articles of incorporation. Any proposal to amend or repeal the provisions of our articles of incorporation relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter.

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

  Unanimous Consent of Stockholders Required for Action by Written Consent

Under our restated by-laws, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

  Issuance of Preferred Stock

As described above, our articles of incorporation authorize a class of undesignated Class A preferred stock consisting of 1,000,000 shares. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

  Restrictions on Transfer of Common Stock

Our articles of incorporation provide for restrictions on the transfer of any shares of our common stock to prevent us from becoming a "controlled foreign corporation" under United States tax law. Any purported transfer, including a sale, gift, assignment, devise or other disposition of common stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the issued and outstanding shares of our common stock, is subject to a determination by our board of directors in good faith, in its sole discretion, that the transfer would not in any way, directly or indirectly, affect our status as a non-controlled foreign corporation. The transferee or transferor to be involved in a proposed transfer must give written notice to our Secretary not less than 30 days prior to the proposed transfer. In the event of an attempted transfer in violation of the provisions of our articles of incorporation relating to the matters contained in this paragraph, the purported transferee will acquire no rights whatsoever in the transferred shares of common stock. Nothing in this provision, however, precludes the settlement of any transactions entered into through the facilities of the New York Stock Exchange. If the board of directors determines that a transfer has taken place in violation of these restrictions, the board of directors may take any action it deems advisable to refuse to give effect to or to prevent the transfer, including instituting judicial proceedings to enjoin the transfer.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock, as well as the rights agent under our rights agreement, is Mellon Investor Services LLC.

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                 MATERIAL UNITED STATES FEDERAL AND PANAMANIAN
                            INCOME TAX CONSEQUENCES

GENERAL

The following discussion under "-- United States Tax" summarizes the opinion of Sidley Austin Brown & Wood LLP, our special United States tax counsel, as to the material United States federal income tax consequences with respect to the acquisition, ownership and disposition of shares of our common stock. The following discussion under "-- Panamanian Tax" constitutes the opinion of Arias, Fabrega & Fabrega, our Panamanian counsel, as to the material Panamanian income tax consequences applicable to us and a holder of shares of our common stock. We have filed these opinions with the Securities and Exchange Commission as exhibits to the registration statement related to this prospectus. See "Where You Can Find More Information." This discussion is not tax advice nor does it purport to be a complete analysis or listing of all the potential tax consequences of holding common stock, nor does it purport to furnish information in the level of detail or with attention to your specific tax circumstances that would be provided by your own tax advisor. Accordingly, if you are considering purchasing our common stock, we suggest that you consult with your own tax advisors as to the United States, Panamanian or other state, local or foreign tax consequences to you of the acquisition, ownership and disposition of our common stock.

Sidley Austin Brown & Wood LLP, our special United States tax counsel, is opining on certain federal income tax issues in connection with this offering. Sidley Austin Brown & Wood LLP has advised us that its opinion is not binding on the Internal Revenue Service ("IRS") or any court and that no assurance can be given that the IRS will not challenge any of the conclusions in such opinion or that such a challenge would not be successful. Such opinion of Sidley Austin Brown & Wood LLP relies upon and is premised on the accuracy of factual statements and representations by us concerning our business and properties, ownership, organization, sources of income and manner of operation.

UNITED STATES TAX

This summary of United States federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing, temporary and proposed Treasury regulations as in effect on the date of this prospectus, any of which are subject to change (possibly on a retroactive basis) and to differing interpretations.

  Taxation of Willbros Group, Inc.

A foreign corporation that is engaged in the conduct of a trade or business in the United States is taxable at graduated rates on its income that is "effectively connected" with such trade or business. For this purpose, "effectively connected income" includes U.S.-source income other than certain types of passive income and capital gains, and, if the taxpayer has an office or other fixed place of business in the United States, certain foreign-source dividends, interest, rents, royalties and income from the sale of property. The activities of Willbros Group, Inc. and its non-United States subsidiaries are carried out in a manner that is intended to prevent each of such corporations from being engaged in the conduct of a trade or business in the United States. Based on representations made by us and on the assumption that the operations of Willbros Group, Inc. and its foreign subsidiaries continue to be conducted in the manner they are presently conducted, Sidley Austin Brown & Wood LLP is of the opinion that, with exceptions not likely to be material, the income currently earned by Willbros Group, Inc. and its non-United States subsidiaries should not be treated as effectively connected income subject to federal income tax even if such corporations were determined to be engaged in the conduct of a trade or business in the United States. However, if any material amount of income earned, currently or historically, by Willbros Group, Inc. or its non-United States subsidiaries from operations outside the United States constituted income effectively connected to a United States trade or business, and as a result became taxable in the United States, we could be subject to United States tax on a basis significantly more adverse than generally would apply to

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

these business operations. In this event, our consolidated operating results could be materially and adversely affected.

Our United States subsidiaries will be subject to United States federal income tax on their worldwide income regardless of its source, subject to reduction by allowable foreign tax credits. Moreover, it should be noted that in the event that any of the United States subsidiaries of Willbros Group, Inc. performs services for Willbros Group, Inc. or its non-United States subsidiaries at rates that are not commensurate with the standard rates that would be charged to an unrelated party at arm's length for similar services, the IRS would be able, pursuant to Section 482 of the Code, to allocate additional income to such United States subsidiaries to reflect arm's-length charges for such services.

Distributions by our United States subsidiaries to us or to our non-United States subsidiaries may be subject to United States withholding tax.

There is no income tax treaty between Panama and the United States.

  Taxation of Holders of Common Stock

This summary describes the material United States federal income tax consequences of the acquisition, ownership and disposition of shares of common stock, but it does not purport to be a comprehensive description of all of the tax considerations that you may need to consider before deciding to acquire shares of common stock. This summary applies to you only if you hold our common stock as a capital asset. This summary does not address all federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, investors who are liable for the alternative minimum tax, investors who hold our common stock as part of a hedging or conversion transaction, holders whose "functional currency" is not the U.S. dollar or holders that own (directly, indirectly or through attribution) 10% or more of our voting shares. This summary also does not consider the tax treatment of persons who will hold our common stock through partnerships, S corporations or other pass-through entities. This summary does not address any aspects of United States taxation other than federal income taxation.

If you are considering purchasing our common stock, we suggest you consult with your own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of our common stock in your particular circumstances, including the effect of any state, local or foreign tax laws.

For purposes of this summary, a "U.S. Holder" means a beneficial owner of our common stock that is

   -- an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

   -- a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or of any political subdivision thereof or therein;

   -- an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source;

   -- a trust, the administration over which a United States court can exercise primary supervision and for which one or more United States persons have the authority to control all substantial decisions; or

   -- otherwise subject to United States federal income taxation with respect to our common stock (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any shares of our common stock in connection with the conduct of a U.S. trade or business).

A "non-U.S. Holder" is any beneficial owner of our common stock that is not a U.S. Holder.

Controlled Foreign Corporation Rules. Under the Code, a foreign corporation will be a controlled foreign corporation ("CFC") if "United States Shareholders" own, on any day during the corporation's taxable year, more than 50% of either the total combined voting power of all classes of stock entitled to vote or the total value of such corporation's stock. A "United States Shareholder" is a U.S. person who owns (after applying certain attribution rules) 10% or more of the total combined voting power of all classes of

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

stock entitled to vote. If Willbros Group, Inc. or any of its non-United States subsidiaries were to become a CFC, then each person who is a United States Shareholder would be subject to federal income taxation on such person's share of certain types of income earned by such corporation. The articles of incorporation of Willbros Group, Inc. contain restrictions designed to prevent it from becoming a CFC. See "Description of Capital Stock -- Anti-Takeover Effects of Provisions of Our Articles of Incorporation and By-laws" above. Based on the representations made by the management of Willbros Group, Inc. regarding the nature of the ownership of our common stock (including the representation that, based on the information available to us, we believe that there is no U.S. person who (after applying the relevant attribution rules) owns 10% or more of our common stock), Sidley Austin Brown & Wood LLP is of the opinion that Willbros Group, Inc. is not a CFC.

Passive Foreign Investment Company Rules. In general, a foreign corporation is a passive foreign investment company ("PFIC") if either (1) 75% or more of the gross income of the foreign corporation for the taxable year is passive income or (2) the average percentage of assets held by the foreign corporation during the taxable year which produce passive income or which are held for the production of passive income is at least 50%. Several look-through rules are applied to determine whether a foreign corporation meets these tests. For example, a foreign corporation's beneficial share of the income and assets of its 25%-or-more owned subsidiaries are consolidated with the income and assets of the parent for purposes of these tests. If a foreign corporation is a PFIC, then U.S. persons who own its stock will be required to pay an interest charge when they receive distributions from the PFIC and they will realize ordinary income, rather than capital gain, from the sale of their shares, unless they make an election to realize income currently. Based on representations made by the management of Willbros Group, Inc. regarding the nature of the income and assets of Willbros Group, Inc. and its subsidiaries, Sidley Austin Brown & Wood LLP is of the opinion that Willbros Group, Inc. is not a PFIC.

Taxation of Distributions. We do not expect to pay dividends for the foreseeable future. Nonetheless, to the extent paid from our current or accumulated earnings and profits as determined under United States federal income tax principles, distributions made with respect to shares of our common stock (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includable in income to those of you who are U.S. Holders as ordinary income on the date you receive the distribution. To the extent that a distribution exceeds our earnings and profits, it will be treated as a nontaxable return of capital to those of you who are U.S. Holders to the extent of your tax basis in your shares of our common stock (and will reduce your tax basis in the shares), and thereafter as a taxable capital gain. The amount of the distribution will equal the dollar value of the distribution received by you. Assuming that we are not at any time engaged in a United States trade or business, any distributions made with respect to our common stock from earnings and profits generally will be treated as dividend income from sources outside the United States. Dividends paid to those of you that are U.S. corporations will not qualify for the "dividends received deduction" under
Section 243 of the Code.

Assuming that we are not at any time engaged in a United States trade or business, dividends on our common stock generally should not be subject to United States federal income tax in the hands of a non-U.S. Holder.

Taxation of Capital Gain. Gain or loss realized by those of you who are U.S. Holders on the sale or other disposition of shares of our common stock will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between your tax basis in the shares disposed of and the amount realized on the disposition. This gain will be long-term capital gain if you have held the shares for more than one year at the time of disposition. Gain realized by those of you who are U.S. Holders on the sale or other disposition of shares of our common stock generally will not be treated as foreign source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by you outside the United States or you are an individual whose tax home is outside the United States, and certain other conditions are met. Losses realized by those of you who are U.S. Holders on the disposition of our common stock generally will be United States source losses. For United States federal income tax purposes, capital losses are subject to limitations on deductibility. As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year
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

only to offset capital gains in that year. If you are a corporation, you may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the following five tax years. If you are not a corporation, capital losses in a taxable year are deductible to the extent of any capital gains, plus up to $3,000 of ordinary income. Unused capital losses of noncorporate U.S. Holders may be carried over indefinitely.

Gain from the sale, exchange or redemption of our common stock generally should not be subject to United States federal income tax in the hands of a non-U.S. Holder.

Information Reporting and Backup Withholding. Except as discussed below with respect to backup withholding, and assuming that we are not at any time engaged in a United States trade or business, dividends paid by us on our common stock will not be subject to withholding of U.S. federal income tax. Information reporting to the U.S. Internal Revenue Service will generally be required with respect to payments to non-corporate U.S. Holders of dividends on, and proceeds of sales of, our common stock. If you are a non-corporate U.S. Holder of common stock, you may be subject to backup withholding at the rate of 30% with respect to dividends on, and proceeds of sales of, common stock paid to you, unless you come within various exempt categories and, when required, demonstrate this fact, or provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. This rate is scheduled to be reduced to 29% for payments made in 2004 and 2005, and 28% for payments made in 2006 and thereafter. Any amounts withheld under the backup withholding tax rules from a payment to those of you who are U.S. Holders will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

In general, those of you who are non-U.S. Holders will not be subject to information reporting or backup withholding with respect to payments of dividends on our common stock or payment of proceeds from the disposition of our common stock if you timely provide us with a Form W-8BEN (or other applicable form) certifying under penalties of perjury that you are not a United States person, your broker or person making such payments possesses other documentation concerning your account on which the broker or other person is permitted to rely under Treasury regulations to establish that you are a non-United States person, or you otherwise establish an exemption.

If you do not establish an exemption, backup withholding and information reporting will generally apply to payments of dividends on our common stock (not paid to or through an account maintained outside the United States at a financial institution) and the gross proceeds of any sale of common stock that you make through the United States office of any broker, foreign or domestic. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the gross proceeds of a sale of common stock effected outside the United States. However, unless you establish an exemption, information reporting (but not backup withholding) will generally apply to payments of dividends on common stock paid to or through an account maintained outside the United States at a financial institution and the gross proceeds of any sale of common stock that you make through a foreign office of a broker that is (i) a United States person as defined in the Code, (ii) a foreign person that derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation as defined in the Code, or (iv) a foreign partnership with certain connections to the United States.

Notwithstanding any Form W-8BEN or other documentary evidence in a broker's possession, a broker who has actual knowledge or reason to know that you are a United States person will be required to make backup withholdings and file information reports with the Internal Revenue Service if the broker is a United States person or is a foreign person that has certain connections to the United States.

PANAMANIAN TAX

The following discussion of Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder in effect as of the date of this prospectus, and is subject to any subsequent change in

Panamanian laws and regulations which may come into effect after such date. The material Panamanian tax consequences of ownership of shares of our common stock are as follows.

  General

Panama's income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panama or foreign corporations or individuals from off-shore operations is not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions. We have not been in the past and do not in the future expect to be subject to income taxes in Panama because all of our income has arisen from activities conducted entirely outside Panama. This is the case even though we maintain our registered office in Panama.

  Taxation of Distributions and Capital Gains

There will be no Panamanian taxes on distribution of dividends or capital gains realized by an individual or corporation, regardless of its nationality or residency, on the sale or other disposition of shares of common stock so long as our assets are held and activities are conducted entirely outside of Panama.

                                  UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Credit Lyonnais Securities (USA) Inc., D.A. Davidson & Co., Frost Securities, Inc. and Morgan Keegan & Company, Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

    UNDERWRITER                                                    NUMBER OF SHARES
    -----------                                                    ----------------
    CIBC World Markets Corp.....................................
    Credit Lyonnais Securities (USA) Inc. ......................
    D.A. Davidson & Co. ........................................
    Frost Securities, Inc. .....................................
    Morgan Keegan & Company, Inc. ..............................

                                                                        ------
      Total.....................................................
                                                                        ======

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about           , against payment
in immediately available funds.           is the third business day following
the date of this prospectus. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a
concession of $     per share. The underwriters may also allow, and such dealers
may reallow, a concession not in excess of $     per share to other dealers.
After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We and some of the selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 600,000 additional shares (415,000 from us and 185,000 from some of the selling stockholders) to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to
public will be $          , the total proceeds to us will be $          and the
total proceeds to the selling stockholders will be $          . The underwriters
have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

                                                                     TOTAL WITHOUT    TOTAL WITH FULL
                                                                      EXERCISE OF       EXERCISE OF
                                                                     OVER-ALLOTMENT   OVER-ALLOTMENT
                                                         PER SHARE       OPTION           OPTION
                                                         ---------   --------------   ---------------
    Willbros Group, Inc. ..............................   $             $                $
    Selling stockholders...............................
                                                          ------        --------         --------
      Total............................................
                                                          ======        ========         ========

We estimate that the total expenses of the offering, excluding the underwriting
discount, will be approximately $          .

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors and the selling stockholders have agreed to a 90-day "lock up" with respect to all of the shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

An affiliate of Credit Lyonnais Securities (USA) Inc. is a party to our existing credit agreement. We intend to use more than ten percent of the net proceeds of the sale of the shares to repay indebtedness we owe to an affiliate of Credit Lyonnais Securities (USA) Inc. under the credit agreement. This offering is being conducted in accordance with the conflict of interest provisions of the Conduct Rules of the National Association of Securities Dealers, Inc., with respect to the establishment of the public offering price, by virtue of the fact that a bona fide independent market for our common stock existed as of the date of the filing of, and the effective date of, the registration statement. We anticipate that the public offering price will be determined by us and by the underwriters based, in part, on the closing price of our common stock on the day of pricing.

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

We have not authorized any offer of the shares to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended). The shares may not be offered or sold to persons in the United Kingdom except in circumstances that do not constitute an offer to the public within the meaning of such regulations. We and the Underwriters have undertaken to comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done in relation to the shares in, from or otherwise involving or relating to the United Kingdom.

Our common stock is traded on the New York Stock Exchange under the symbol "WG."

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

   -- Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   -- Over-allotments and syndicate covering transactions -- The underwriters may sell additional shares of common stock in connection with this offering over and above the number of shares they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

   -- Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resale of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the New York Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received, that:

   -- the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

   -- where required by law, that the purchaser is purchasing as principal and not as agent; and

   --  the purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets or the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

Arias, Fabrega & Fabrega, Panama City, Republic of Panama, as our counsel, will issue an opinion for us regarding the validity of the shares of common stock offered by this prospectus and certain Panamanian income tax matters. Certain United States federal income tax matters will be passed on for us by our special United States tax counsel, Sidley Austin Brown & Wood LLP, Los Angeles, California. Certain legal matters will be passed on for us by Conner & Winters, P.C., Tulsa, Oklahoma, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas. As of the date of this prospectus, attorneys of Conner & Winters, P.C., beneficially owned approximately 30,460 shares of our common stock, in the aggregate. Vinson & Elkins L.L.P. has from time to time performed legal services on our behalf on matters unrelated to this offering.

                                    EXPERTS

Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included in this prospectus and in the registration statement in reliance on the report of KPMG LLP, independent accountants, included in this prospectus and our financial statement schedule as of December 31, 2001 and for each of the years in the three-year period then ended has been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering our December 31, 2001 consolidated financial statements refers to our adoption of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets in 2001.

                      ENFORCEABILITY OF CIVIL LIABILITIES
                       UNDER THE FEDERAL SECURITIES LAWS

We are a corporation organized under the laws of the Republic of Panama. In addition, two of our directors, Guy E. Waldvogel and Michael J. Pink, are residents of countries other than the United States and our counsel, Arias, Fabrega & Fabrega, who will issue opinions for us regarding the legality of the shares of common stock offered by this prospectus and certain Panamanian income tax matters, is a law firm located in Panama City, Panama. Accordingly, it may not be possible to effect service of process on such parties in the United States and to enforce judgments against them predicated on the civil liability provisions of the federal securities laws of the United States. Because a substantial amount of our assets are located outside the United States, any judgment obtained in the United States against us may not be fully collectible in the United States. We have been advised by Arias, Fabrega & Fabrega, that courts in the Republic of Panama will enforce foreign judgments for liquidated amounts in civil matters, subject to certain conditions and exceptions. However, courts in the Republic of Panama will not enforce in original actions liabilities predicated solely on the United States federal securities laws. Our agent for service of process in the United States with respect to matters arising under the United States federal securities laws is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.


   -- Annual Report on Form 10-K and Amendment Number 1 on Form 10-K/A for the year ended December 31, 2001 (SEC File No. 1-11953);



   --  Current Report on Form 8-K dated May 6, 2002 (SEC File No. 1-11953);


   -- The description of our common stock contained in our registration statement on Form 8-A, dated July 19, 1996 (SEC File No. 1-11953), including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description; and

   -- The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, dated April 9, 1999 (SEC File No. 1-11953), including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

In addition, any filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial filing of the registration statement and prior to the effectiveness of the registration statement will be incorporated by reference in this prospectus.

You may request a copy of these filings, at no cost, by contacting us at:

   Willbros USA, Inc.
   4400 Post Oak Parkway
   Suite 1000
   Houston, Texas 77027
   Attention: Investor Relations
   (713) 403-8000

The reports, proxy statements and other information we file with the Securities and Exchange Commission can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10002. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

                              WILLBROS GROUP, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets -- December 31, 2001 and 2000...  F-3
Consolidated Statements of Operations -- Years ended
  December 31, 2001, 2000 and 1999..........................  F-4
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income -- Years ended December 31, 2001,
  2000 and 1999.............................................  F-5
Consolidated Statements of Cash Flows -- Years ended
  December 31, 2001, 2000 and 1999..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Willbros Group, Inc.:

We have audited the accompanying consolidated balance sheets of Willbros Group, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willbros Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" in 2001.

                                                         KPMG LLP

Houston, Texas
February 5, 2002

                              WILLBROS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 19,289   $ 11,939
  Accounts receivable, net..................................    94,604     66,663
  Contract cost and recognized income not yet billed........    17,006     22,765
  Prepaid expenses..........................................     3,664      2,666
                                                              --------   --------
     Total current assets...................................   134,563    104,033
Spare parts, net............................................     5,965      5,495
Property, plant and equipment, net..........................    68,349     57,070
Other assets................................................    15,258      9,527
                                                              --------   --------
     Total assets...........................................  $224,135   $176,125
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and current portion of long-term debt.......  $    284   $    217
  Accounts payable and accrued liabilities..................    60,125     61,960
  Accrued income taxes......................................     7,871      4,952
  Contract billings in excess of cost and recognized
     income.................................................    20,061      4,825
                                                              --------   --------
          Total current liabilities.........................    88,341     71,954
Long-term debt..............................................    39,000     26,081
Other liabilities...........................................       237      6,344
                                                              --------   --------
          Total liabilities.................................   127,578    104,379
Stockholders' equity:
  Class A preferred stock, par value $.01 per share,
     1,000,000 shares authorized, none issued...............         -          -
  Common stock, par value $.05 per share, 35,000,000 shares
     authorized and 15,728,191 shares issued at December 31,
     2001 (15,206,495 at December 31, 2000).................       786        760
  Capital in excess of par value............................    72,915     68,373
  Retained earnings.........................................    31,205     12,125
  Treasury stock at cost, 996,196 shares at December 31,
     2001
       (1,140,371 shares at December 31, 2000)..............    (7,403)    (8,474)
  Notes receivable for stock purchases......................        (8)       (43)
  Accumulated other comprehensive income (loss).............      (938)      (995)
                                                              --------   --------
          Total stockholders' equity........................    96,557     71,746
                                                              --------   --------
          Total liabilities and stockholders' equity........  $224,135   $176,125
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
Contract revenue......................................  $   390,134   $   314,290   $   176,564
Operating expenses (income):
  Contract............................................      315,685       266,969       145,498
  Termination of benefit plans........................       (9,204)            -             -
  Depreciation and amortization.......................       19,522        22,408        21,313
  General and administrative..........................       29,975        30,218        27,548
                                                        -----------   -----------   -----------
                                                            355,978       319,595       194,359
                                                        -----------   -----------   -----------
          Operating income (loss).....................       34,156        (5,305)      (17,795)
Other income (expense):
  Interest income.....................................          377           677           801
  Interest expense....................................       (2,461)       (2,542)         (214)
  Foreign exchange loss...............................         (117)       (1,101)         (501)
  Minority interest...................................       (1,501)       (2,449)       (1,541)
  Other -- net........................................         (990)          385         2,532
                                                        -----------   -----------   -----------
                                                             (4,692)       (5,030)        1,077
                                                        -----------   -----------   -----------
          Income (loss) before income taxes...........       29,464       (10,335)      (16,718)
Provision for income taxes............................       10,384         5,257         3,300
                                                        -----------   -----------   -----------
          Net income (loss)...........................  $    19,080   $   (15,592)  $   (20,018)
                                                        ===========   ===========   ===========
Income (loss) per common share:
  Basic...............................................  $      1.32   $     (1.11)  $     (1.54)
                                                        ===========   ===========   ===========
  Diluted.............................................  $      1.27   $     (1.11)  $     (1.54)
                                                        ===========   ===========   ===========
Weighted average number of common shares outstanding:
  Basic...............................................   14,442,035    14,017,857    13,029,665
                                                        ===========   ===========   ===========
  Diluted.............................................   15,074,166    14,017,857    13,029,665
                                                        ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                        ACCUMULATED
                                                                                                           OTHER
                                      COMMON STOCK                                           NOTES        COMPRE-      TOTAL
                                   ------------------   CAPITAL IN                         RECEIVABLE     HENSIVE      STOCK-
                                                 PAR    EXCESS OF    RETAINED   TREASURY   FOR STOCK      INCOME      HOLDERS'
                                     SHARES     VALUE   PAR VALUE    EARNINGS    STOCK     PURCHASES      (LOSS)       EQUITY
                                   ----------   -----   ----------   --------   --------   ----------   -----------   --------
Balance, January 1, 1999.........  15,071,715   $753     $67,613     $ 49,914   $ (8,590)    $(982)       $(1,774)    $106,934
  Comprehensive income (loss):
      Net loss...................           -      -           -      (20,018)         -         -              -      (20,018)
      Foreign currency
         translation
         adjustments.............           -      -           -            -          -         -             93           93
                                                                                                                      --------
         Total comprehensive
           loss..................                                                                                      (19,925)
  Payment of notes receivable....           -      -           -            -          -       675              -          675
  Purchase of treasury stock.....           -      -           -            -     (7,574)        -              -       (7,574)
  Issuance of common stock under
    employee benefit plan........      51,238      3         311            -          -         -              -          314
  Exercise of stock options......         500      -           3            -          -         -              -            3
                                   ----------   ----     -------     --------   --------     -----        -------     --------
Balance, December 31, 1999.......  15,123,453    756      67,927       29,896    (16,164)     (307)        (1,681)      80,427
  Comprehensive income (loss):
      Net loss...................           -      -           -      (15,592)         -         -              -      (15,592)
      Foreign currency
         translation
         adjustments.............           -      -           -            -          -         -            686          686
                                                                                                                      --------
         Total comprehensive
           loss..................                                                                                      (14,906)
  Payment of notes receivable....           -      -           -            -          -       264              -          264
  Issuance of treasury stock.....           -      -           -       (2,179)     7,690         -              -        5,511
  Issuance of common stock under
    employee benefit plan........      42,542      2         241            -          -         -              -          243
  Exercise of stock options......      40,500      2         205            -          -         -              -          207
                                   ----------   ----     -------     --------   --------     -----        -------     --------
Balance, December 31, 2000.......  15,206,495    760      68,373       12,125     (8,474)      (43)          (995)      71,746
  Comprehensive income (loss):
      Net income.................           -      -           -       19,080          -         -              -       19,080
      Foreign currency
         translation
         adjustments.............           -      -           -            -          -         -             57           57
                                                                                                                      --------
         Total comprehensive
           income................                                                                                       19,137
  Payment of notes receivable....           -      -           -            -          -        35              -           35
  Issuance of treasury stock.....           -      -         779            -      1,071         -              -        1,850
  Issuance of common stock under
    employee benefit plan........      25,446      1         305            -          -         -              -          306
  Exercise of stock options......     496,250     25       3,458            -          -         -              -        3,483
                                   ----------   ----     -------     --------   --------     -----        -------     --------
Balance, December 31, 2001.......  15,728,191   $786     $72,915     $ 31,205   $ (7,403)    $  (8)       $  (938)    $ 96,557
                                   ==========   ====     =======     ========   ========     =====        =======     ========

          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $ 19,080   $(15,592)  $(20,018)
  Reconciliation of net income (loss) to cash provided by
     (used in) operating activities:
     Termination of benefit plans...........................    (9,204)         -          -
     Depreciation and amortization..........................    19,522     22,408     21,313
     Loss (gain) on sales and retirements of property and
       equipment............................................       402         (4)    (2,897)
     Deferred income tax benefit............................    (1,466)    (1,193)         -
     Changes in operating assets and liabilities:
       Accounts receivable..................................   (25,333)   (11,900)   (10,551)
       Contract cost and recognized income not yet billed...     5,759     (9,305)    (5,060)
       Prepaid expenses and other assets....................    (2,363)        73     (1,326)
       Accounts payable and accrued liabilities.............       772     23,984        (98)
       Accrued income taxes.................................     2,351       (596)      (971)
       Contract billings in excess of cost and recognized
          income............................................    15,236     (4,414)     4,436
       Other liabilities....................................         -       (421)     1,131
                                                              --------   --------   --------
          Cash provided by (used in) operating activities...    24,756      3,040    (14,041)
Cash flows from investing activities:
  Acquisitions, net of cash acquired........................    (7,410)       (14)         -
  Proceeds from sales of property and equipment.............       162      5,330     17,111
  Purchase of property and equipment........................   (22,223)    (8,792)    (7,983)
  Purchase of spare parts...................................    (6,595)    (6,559)    (4,262)
                                                              --------   --------   --------
          Cash provided by (used in) investing activities...   (36,066)   (10,035)     4,866
Cash flows from financing activities:
  Proceeds from long-term debt..............................    75,000     55,000     15,500
  Proceeds from notes payable to banks......................     1,674        979        481
  Proceeds from common stock................................     3,789        450        317
  Collection of notes receivable for stock purchases........        35        264        675
  Repayment of long-term debt...............................   (62,000)   (44,791)         -
  Repayment of notes payable to banks.......................    (2,104)    (1,460)      (525)
  Sale (purchase) of treasury stock.........................     1,979          -     (7,574)
  Repayment of notes payable to former shareholders.........         -          -       (233)
                                                              --------   --------   --------
          Cash provided by financing activities.............    18,373     10,442      8,641
Effect of exchange rate changes on cash and cash
  equivalents...............................................       287        686         93
                                                              --------   --------   --------
Cash provided by (used in) all activities...................     7,350      4,133       (441)
Cash and cash equivalents, beginning of year................    11,939      7,806      8,247
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 19,289   $ 11,939   $  7,806
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company -- Willbros Group, Inc. ("WGI"), a Republic of Panama corporation, and all of its majority-owned subsidiaries (the "Company") provide construction, engineering and specialty services to the oil, gas and power industries. The Company's principal markets are Africa, Asia, Australia, the Middle East, South America, Canada and the United States.

Principles of Consolidation -- The consolidated financial statements of the Company include the accounts of WGI and all of its majority-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. The ownership interest of minority participants in subsidiaries that are not wholly owned (principally in Nigeria and Oman) is included in accounts payable and accrued liabilities and is not material. The minority participants' share of the net income of those subsidiaries is included in other expense. Interests in unconsolidated joint ventures are accounted for on the equity method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ significantly from those estimates.

Reclassifications -- Certain reclassifications have been made to the 2000 balances in order to conform with the 2001 presentation.

Accounts Receivable -- Accounts receivable include retainage, all due within one year, of $1,819 in 2001 and $858 in 2000 and are stated net of allowances for bad debts of $734 in 2001 and $508 in 2000. The provision (credit) for bad debts was $(290) in 2001, $(154) in 2000 and $573 in 1999.

Spare Parts -- Spare parts (excluding expendables), stated net of accumulated depreciation of $10,882 in 2001 and $13,509 in 2000, are depreciated over three years on the straight-line method.

Property, Plant and Equipment -- Depreciation is provided on the straight-line method using estimated lives as follows:

    Construction equipment......................................   4-6 years
    Marine equipment............................................    10 years
    Transportation equipment....................................   3-4 years
    Buildings, furniture and equipment..........................  3-20 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. Normal repair and maintenance costs are charged to expense as incurred. Major overhaul costs are accrued in advance of actual overhaul activities and are allocated to contracts based on estimates of equipment condition. Significant renewals and betterments are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill -- Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill acquired prior to July 1, 2001 is being amortized on a straight-line basis over twenty years, until adoption of the non-amortization of goodwill provision of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" in 2002. The Company adopted SFAS No. 141, "Business Combinations" and certain provisions of SFAS No. 142 as of July 1, 2001. Goodwill acquired after July 1, 2001 of $3,406 is not amortized, but instead is tested for impairment at least annually. At December 31, 2001, goodwill of $4,383, less accumulated amortization of $85, is included in other assets. Prior to January 1, 2002, the Company assessed the recoverability of goodwill using estimates of undiscounted future cash flows.

Revenue -- Construction and engineering fixed-price contracts and cost plus fixed fee contracts are accounted for using the percentage-of-completion method. Under this method, estimated contract revenue is generally accrued based on the percentage the costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Revenue from unit-price contracts and from time and material contracts is recognized as earned. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is reasonably assured. Costs incurred for bidding and obtaining contracts are expensed as incurred.

Income Taxes -- The Company accounts for income taxes by the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences of operating loss and tax credit carryforwards and temporary differences between the financial statement carrying values of assets and liabilities and their respective tax bases. The provision for income taxes is impacted by income taxes in certain countries, primarily Nigeria, being based on deemed profit rather than taxable income.

Retirement Plans and Benefits -- During 2001, the Company terminated its defined benefit retirement plans and postretirement medical benefits plan that provided retirement benefits to substantially all regular employees. Pension costs were funded in accordance with annual actuarial valuations. The Company recorded the cost of postretirement medical benefits, which were funded on the pay-as-you-go basis, over the employees' working lives. The Company has a voluntary defined contribution retirement plan that is qualified, and is contributory on the part of the employees.

Common Stock Options -- The Company measures stock-based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and provides pro-forma disclosure as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". As such, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price.

Foreign Currency Translation -- All significant asset and liability accounts stated in currencies other than United States dollars are translated into United States dollars at current exchange rates for countries in which the local currency is the functional currency. Non-monetary assets and liabilities in highly inflationary economies are translated into United States dollars at historical exchange rates. Translation adjustments are accumulated in other comprehensive income (loss). Revenue and expense accounts are converted at prevailing rates throughout the year. Foreign currency transaction adjustments and translation adjustments in highly inflationary economies are recorded in income. During 2000, $854 was transferred from cumulative translation adjustments in stockholders' equity to foreign exchange loss due to the substantial reduction of operations in certain countries.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk -- The Company has a concentration of customers in the oil, gas and power industries which exposes the Company to a concentration of credit risks within an industry. The Company seeks to obtain advance and progress payments for contract work performed on major contracts. Receivables are generally not collateralized. The Company believes that its allowance for bad debts is adequate.

Fair Value of Financial Instruments -- The carrying value of financial instruments does not materially differ from fair value.

Cash Flows -- In the determination of cash flows, all highly liquid investments with maturities of less than three months are considered to be cash equivalents. The Company paid interest of $2,858 in 2001, $2,216 in 2000 and $76 in 1999 and income taxes of $8,650 in 2001, $7,249 in 2000, and $3,474 in 1999.

Earnings (Loss) per Share -- Basic earnings (loss) per share is calculated by dividing net income, less any preferred dividend requirements, by the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated by including the weighted-average number of all potentially dilutive common shares with the weighted-average number of common shares outstanding.

Derivative Financial Instruments -- The Company may use derivative financial instruments such as forward contracts, options or other financial instruments as hedges to mitigate non-U.S. currency exchange risk when the Company is unable to match non-U.S. currency revenue with expenses in the same currency. The Company had no derivative financial instruments as of December 31, 2001 or 2000.

2. ACQUISITIONS

On October 12, 2001, the Company successfully completed its tender offer for all outstanding shares of MSI Energy Services Inc. ("MSI"), a general contractor in Alberta, Canada. The acquisition establishes the Company's presence in Canada. The aggregate purchase price, including transaction costs, was $8,295. Concurrently, the Company sold to certain MSI shareholders 144,175 common shares of treasury stock with an assigned value of $1,850, the market price at the date the transaction was announced. The net cash of $6,445 paid to purchase MSI was funded through borrowings under the Company's principal credit agreement. The transaction was accounted for as a purchase.

On January 24, 2000, the Company acquired Rogers & Phillips, Inc. ("RPI"), a closely held United States pipeline construction company. The consideration included 1,035,000 shares of treasury stock valued at $5,511 and approximately $1,710 in cash and transaction costs. The transaction was accounted for as a purchase.

The fair value of the net assets acquired from these acquisitions was as follows:

                                                                    MSI       RPI
                                                                  -------   -------
    Current assets..............................................  $ 3,549   $ 6,615
    Property, plant and equipment...............................    3,318     3,523
    Current liabilities.........................................   (1,080)   (3,044)
    Deferred income taxes.......................................     (482)     (515)
    Term debt...................................................     (416)     (335)
                                                                  -------   -------
                                                                    4,889     6,244
    Goodwill, included in other assets..........................    3,406       977
                                                                  -------   -------
                                                                  $ 8,295   $ 7,221
                                                                  =======   =======

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2. ACQUISITIONS (CONTINUED)

The unaudited pro forma results of operation for the MSI acquisition, had the acquisition occurred at January 1, 2000, would have been:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                     2001         2000
                                                                  ----------   ----------
    Revenue.....................................................   $397,202     $327,411
    Net income (loss)...........................................     19,465      (14,825)
    Income (loss) per common share:
      Basic.....................................................       1.34        (1.05)
      Diluted...................................................       1.28        (1.05)

The unaudited pro forma results of operations for the RPI acquisition, had the acquisition occurred at January 1, 1999, for revenue would have been $314,290 in 2000 and $198,179 in 1999. Pro forma results of net loss and net loss per share would not have been materially different from reported results.

3. CONTRACTS IN PROGRESS

Most contracts allow for progress billings to be made during the performance of the work. These billings may be made on a basis different from that used for recognizing revenue. Contracts in progress for which cost and recognized income exceed billings or billings exceed cost and recognized income consist of:

                                                                     DECEMBER 31,
                                                                  -------------------
                                                                    2001       2000
                                                                  --------   --------
    Costs incurred on contracts in progress.....................  $310,926   $198,369
    Recognized income...........................................    65,473     58,686
                                                                  --------   --------
                                                                   376,399    257,055
    Progress billings and advance payments......................   379,454    239,115
                                                                  --------   --------
                                                                  $ (3,055)  $ 17,940
                                                                  ========   ========

    Contract cost and recognized income not yet billed..........  $ 17,006   $ 22,765
    Contract billings in excess of cost and recognized income...   (20,061)    (4,825)
                                                                  --------   --------
                                                                  $ (3,055)  $ 17,940
                                                                  ========   ========

During the year ended December 31, 2000, the costs to complete a project in Australia exceeded the cost to complete estimate at December 31, 1999 by $14,500. This resulted in a loss on the project in 2000 of the same amount.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which are used to secure debt or are subject to lien, at cost, consist of:

                                                                     DECEMBER 31,
                                                                  -------------------
                                                                    2001       2000
                                                                  --------   --------
    Construction equipment......................................  $ 49,201   $ 39,907
    Marine equipment............................................    51,154     46,874
    Transportation equipment....................................    20,795     17,324
    Land, buildings, furniture and equipment....................    26,658     24,251
                                                                  --------   --------
                                                                   147,808    128,356
    Less accumulated depreciation and amortization..............    79,459     71,286
                                                                  --------   --------
                                                                  $ 68,349   $ 57,070
                                                                  ========   ========

5. JOINT VENTURES

The Company has investments, ranging from 10 percent to 50 percent, in joint ventures that operate in similar lines of business as the Company. Investments consist of a 10 percent interest in a consortium for work in Venezuela, a 35 percent interest in a joint venture for work in Australia and a 50 percent interest in a joint venture for work in Africa. Interests in these unconsolidated ventures are accounted for under the equity-method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations.

The Company's proportionate share of revenue and contract cost included in the consolidated statements of operations from these ventures consist of:

                                                                    YEAR ENDED DECEMBER 31,
                                                                  ---------------------------
                                                                   2001      2000      1999
                                                                  -------   -------   -------
    Contract revenue............................................  $42,483   $25,546   $21,633
    Contract cost...............................................   31,637    39,913    22,164

The Company's investments in and advances to and from these ventures consist of:

                                                                   DECEMBER 31,
                                                                  ---------------
                                                                   2001     2000
                                                                  ------   ------
    Due from joint ventures, included in accounts receivable....  $5,313   $  662
    Equity in and advances to joint ventures, included in other
      assets....................................................   7,686    4,434
    Payable to joint ventures, included in accounts payable.....       -    1,845

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5. JOINT VENTURES (CONTINUED)

Summarized balance sheet information for the significant joint venture in Africa (accounted for under the equity-method in the consolidated balance sheets) is as follows:

                                                                    DECEMBER 31,
                                                                  -----------------
                                                                   2001      2000
                                                                  -------   -------
    Current assets..............................................  $31,221   $12,406
    Non-current assets..........................................   16,257         -
                                                                  -------   -------
    Total.......................................................  $47,478   $12,406
                                                                  =======   =======

    Liabilities, current........................................  $44,471   $12,406
    Equity......................................................    3,007         -
                                                                  -------   -------
    Total.......................................................  $47,478   $12,406
                                                                  =======   =======

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

                                                                    DECEMBER 31,
                                                                  -----------------
                                                                   2001      2000
                                                                  -------   -------
    Trade payables..............................................  $48,075   $45,736
    Payrolls and payroll liabilities............................    9,914    12,894
    Equipment reconditioning and overhaul reserves..............    2,136     3,330
                                                                  -------   -------
                                                                  $60,125   $61,960
                                                                  =======   =======

7. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consist of the following:

                                                                    DECEMBER 31,
                                                                  -----------------
                                                                   2001      2000
                                                                  -------   -------
    $150,000 revolving credit agreement with a syndicated bank
      group.....................................................  $39,000   $26,000
    Revolving credit agreement for MSI..........................      112         -
    Notes payable issued by RPI to a bank.......................      131       298
    Other obligations...........................................       41         -
                                                                  -------   -------
    Total long-term debt........................................   39,284    26,298
    Less current portion........................................      284       217
                                                                  -------   -------
    Long-term debt, less current portion........................  $39,000   $26,081
                                                                  =======   =======

The Company and certain affiliated companies have a $150,000 credit agreement with a syndicated bank group that was amended effective June 30, 2000. The credit agreement subjects the $100,000 revolving portion of the credit facility to borrowing base requirements. The entire facility, less amounts used under the revolving portion of the facility, may be used for standby and commercial letters of credit. Borrowings are payable at termination on February 20, 2003. Interest is payable quarterly at a Base Rate plus a margin ranging from 0.75% to 2.25% or a Eurodollar Rate plus a margin ranging from 2.00% to 3.50%, depending on Company performance. A commitment fee on the unused portion of the credit agreement is

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

payable quarterly ranging from 0.475% to 0.75%, depending on Company performance. The credit agreement is collateralized by substantially all of the Company's assets, including stock of the principal subsidiaries of the Company. The credit agreement restricts the payment of cash dividends and requires the Company to maintain certain financial ratios. The borrowing base is calculated using varying percentages of cash, accounts receivable, accrued revenue, contract cost and recognized income not yet billed, property, plant and equipment, and spare parts. Debt issue costs of $1,048, less accumulated amortization of $943, are included in other assets at December 31, 2001.

As of December 31, 2001, there was $39,000 borrowed under the credit agreement at an average interest rate of 4.5% and $54,375 of letters of credit outstanding leaving $56,625 available for a combination of borrowings and letters of credit.

At December 31, 2001, there was $131 of notes payable issued by RPI to a bank, collateralized by vehicles and machinery, and payable in monthly installments including interest from 6.7% to 9.0% per annum. The notes mature in 2002.

At December 31, 2001, MSI borrowed $112 under a $1,500 revolving credit facility with a bank and is collateralized by a fabrication facility and certain real estate and pieces of equipment. The facility matures in 2002.

The Company has unsecured credit facilities with banks in certain countries outside the United States. Borrowings in the form of short-term notes and overdrafts, are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $9,289 at December 31, 2001. There were no outstanding borrowings at December 31, 2001 or 2000.

8. RETIREMENT BENEFITS

The Company had two defined benefit plans (pension plans) covering substantially all regular employees which were funded by employee and Company contributions. The Company's funding policy was to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974 in accordance with annual actuarial valuations. Benefits under the plans were determined by employee earnings and credited service. The Company had a post-retirement medical benefits plan that covered substantially all regular employees and was funded by Company and retiree contributions based on estimated cost. The defined benefit plans and the post-retirement medical benefit plan were terminated during 2001.

Plan assets of the pension plans consisted primarily of listed stocks and bonds. Pension plan assets totaling $35,985 were distributed to plan participants during the year. At December 31, 2001, assets totaling $494 remained in the pension plan, pending distribution to plan participants. The post-retirement medical benefit plan had no assets. Upon termination of these plans, all benefits ceased and the liabilities relating to the accrued cost of future benefits were reversed resulting in non-cash, non-taxable gains of $9,204, which are reflected as a reduction of operating expenses in the 2001 consolidated statements of operations.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. RETIREMENT BENEFITS (CONTINUED)

Benefit expense for these plans included the following components:

                                                                             POSTRETIREMENT
                                               PENSION BENEFITS             MEDICAL BENEFITS
                                          ---------------------------   -------------------------
                                            YEAR ENDED DECEMBER 31,      YEAR ENDED DECEMBER 31,
                                          ---------------------------   -------------------------
                                           2001      2000      1999       2001     2000     1999
                                          -------   -------   -------   --------   -----   ------
    Service cost........................  $   714   $ 1,084   $ 1,692   $    56    $119    $ 157
    Interest cost.......................    2,260     2,347     2,244       215     365      274
    Expected return on plan assets......   (2,418)   (3,155)   (2,914)        -       -        -
    Recognized net actuarial loss
      (gain)............................     (323)     (960)     (188)      (27)    (93)    (108)
    Amortization of transition asset....      (29)      (29)      (29)        -       -        -
    Amortization of prior service
      cost..............................       45       133        95       (12)    (22)     (22)
    Curtailment.........................       73         -         -         -       -        -
    Amendments..........................     (220)      170         -         -       -        -
                                          -------   -------   -------   -------    ----    -----
                                              102      (410)      900       232     369      301
    Settlement gain.....................   (3,170)        -         -    (6,034)      -        -
                                          -------   -------   -------   -------    ----    -----
                                          $(3,068)  $  (410)  $   900   $(5,802)   $369    $ 301
                                          =======   =======   =======   =======    ====    =====

The retirement benefit obligations were determined using a weighted-average discount rate 7.75 percent at December 31, 2000, and 8.0 percent at December 31, 1999. For pension benefits the rate of increase in future pay increases was 5.5 percent at December 31, 2000 and 1999, and assets were expected to have a long-term rate of return of 8.5 percent. The transition asset was being amortized over 15 years.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. RETIREMENT BENEFITS (CONTINUED)

The following table sets forth the changes in benefit obligations and plan assets and the reconciliation of the funded status of the plans to the accrued benefit cost:

                                                                                                POSTRETIREMENT
                                                                PENSION BENEFITS               MEDICAL BENEFITS
                                                          -----------------------------   ---------------------------
                                                             YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                                          -----------------------------   ---------------------------
                                                            2001      2000       1999      2001      2000      1999
                                                          --------   -------   --------   -------   -------   -------
    Change in benefit obligations:
      Benefit obligations, beginning of year............  $ 32,289   $30,107   $ 34,278   $ 5,540   $ 4,557   $ 4,057
      Service cost......................................       714     1,084      1,692        56       119       157
      Interest cost.....................................     2,260     2,347      2,244       215       364       274
      Plan participants' contribution...................       295       390        407        60       121       110
      Amendments........................................       326       170          -         -         -         -
      Actuarial loss (gain).............................       595        92     (6,416)        -       778       243
      Curtailment.......................................         -         -          -    (5,381)        -         -
      Benefits paid.....................................   (35,985)   (1,901)    (2,098)     (490)     (399)     (284)
                                                          --------   -------   --------   -------   -------   -------
      Benefit obligations, end of year..................       494    32,289     30,107         -     5,540     4,557
                                                          --------   -------   --------   -------   -------   -------
    Change in plan assets:
      Plan assets at fair value, beginning of year......    35,444    37,709     34,699         -         -         -
      Actual return on plan assets......................      (858)     (754)     4,468         -         -         -
      Employer contribution.............................     1,598         -          -       430       278       174
      Plan participants' contribution...................       295       390        407        60       121       110
      Benefits paid.....................................   (35,985)   (1,901)    (1,865)     (490)     (399)     (284)
                                                          --------   -------   --------   -------   -------   -------
      Plan assets at fair value, end of year............       494    35,444     37,709         -         -         -
                                                          --------   -------   --------   -------   -------   -------
    Reconciliation:
      Funded status, plan assets over (under) benefit
        obligations.....................................         -     3,155      7,602         -    (5,540)   (4,557)
      Unrecognized net actuarial gain...................         -    (8,466)   (13,427)        -      (514)   (1,384)
      Transition asset at January 1, 1987...............         -       (29)       (57)        -         -         -
      Unrecognized prior service cost...................         -       844        976         -      (177)     (199)
      Adjustment for minimum liability..................         -         -          -         -         -         -
                                                          --------   -------   --------   -------   -------   -------
      Accrued benefit cost..............................  $      -   $(4,496)  $ (4,906)  $     -   $(6,231)  $(6,140)
                                                          ========   =======   ========   =======   =======   =======

The non-current portion of the postretirement medical benefit liability of $6,133 at December 31, 2000 is included in other liabilities.

The Company has a defined contribution plan that is funded by participating employee contributions and the Company. The Company matches employee contributions, up to a maximum of 4 percent of salary, as follows: 100 percent in the form of cash or 125 percent in the form of WGI common stock, as elected by the employee. Company contributions for this plan were $905 (including $306 of WGI common stock) in 2001, $616 (including $243 of WGI common stock) in 2000, and $636 (including $314 of WGI common stock) in 1999.

9. INCOME TAXES

The provision for income taxes represents income taxes arising as a result of operations, credits for revision of previous estimates of income taxes payable in a number of countries and a credit recognizing the tax benefit of a portion of the Company's tax losses carried forward. The Company is not subject to income tax in Panama on income earned outside of Panama. All income has been earned outside of Panama. The relationship between income (loss) before income taxes and the provision for income taxes is affected by the method of determining income taxes in the countries in which the Company operates. The effective

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9. INCOME TAXES (CONTINUED)

consolidated tax rate differs from a statutory tax rate as taxable income and operating losses from different countries cannot be offset and tax rates and methods of determining taxes payable are different in each country.

Income (loss) before income taxes and the provision for income taxes in the consolidated statements of operations consist of:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 2001       2000       1999
                                                                -------   --------   --------
    Income (loss) before income taxes:
      Other countries.........................................  $ 8,935   $(12,240)  $(19,197)
      United States...........................................   20,529      1,905      2,479
                                                                -------   --------   --------
                                                                $29,464   $(10,335)  $(16,718)
                                                                =======   ========   ========
    Provision for income taxes:
      Current provision:
         Other countries......................................  $ 5,563   $  5,818   $  2,851
         United States:
           Federal............................................    4,991        365        190
           State..............................................    1,296        267        259
                                                                -------   --------   --------
                                                                 11,850      6,450      3,300
      Deferred tax expense (benefit):
         United States........................................   (1,497)    (1,193)         -
         Canada...............................................       31          -          -
                                                                -------   --------   --------
    Total provision for income taxes..........................  $10,384   $  5,257   $  3,300
                                                                =======   ========   ========

The Company's provision for income taxes differed from the United States statutory federal income tax rate of 34% due to the following:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 2001       2000       1999
                                                                -------   --------   --------
    Tax at U.S. statutory rate................................  $10,018   $ (3,514)  $ (5,684)
    Non-U.S. (income) loss taxed at other than U.S. rates.....   (3,038)     4,161      6,527
    Non-U.S. income tax.......................................    5,563      5,818      2,851
    State tax, net of federal benefit.........................      855        176        171
    Non-U.S. income taxed in U.S. ............................      784          -          -
    Other, net................................................      973       (191)      (565)
    Termination of benefit plans..............................   (2,433)         -          -
    Adjustment to valuation allowance.........................   (2,338)    (1,193)         -
                                                                -------   --------   --------
                                                                $10,384   $  5,257   $  3,330
                                                                =======   ========   ========

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9. INCOME TAXES (CONTINUED)

The principal components of the Company's net deferred tax assets are:

                                                                     DECEMBER 31,
                                                                  -------------------
                                                                    2001       2000
                                                                  --------   --------
    Deferred income tax assets:
      General business credit carryforwards.....................  $    425   $    506
      Self insured medical accrual..............................       229        216
      Post retirement medical benefits..........................         -      1,169
      Accrued pension benefits..................................         -      1,594
      Accrued vacation..........................................       354        362
      Non-U.S. tax net operating loss carryforwards.............    12,724     10,746
      U.S. tax net operating loss carryforwards.................     5,375      6,198
      Other.....................................................        52         76
                                                                  --------   --------
                                                                    19,159     20,867
      Valuation allowance.......................................   (16,033)   (19,192)
                                                                  --------   --------
      Deferred income tax assets, net of valuation allowance....     3,126      1,675

    Deferred income tax liabilities:
      Property and equipment....................................    (1,458)      (997)
                                                                  --------   --------
    Net deferred income tax assets, included in other assets....  $  1,668   $    678
                                                                  ========   ========

The net deferred income tax assets (liabilities) by country is as follows:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   2001    2000
                                                                  ------   ----
      United States.............................................  $2,175   $678
      Canada....................................................    (507)     -
                                                                  ------   ----
    Net deferred income tax assets..............................  $1,668   $678
                                                                  ======   ====

The Company has $15,809 in United States net operating loss carryforwards and $425 of United States investment tax credit carryforwards at December 31, 2001. The United States net operating loss carryforwards will expire, unless utilized, beginning in 2002 and ending December 31, 2012. The carryforwards available on an annual basis are limited. The Company has assessed its United States operations including past earnings history and projected future earnings, and the limitations and expiration dates of the U.S. net operating loss and investment tax credit carryforwards and other tax assets, and has determined that it is more likely than not that $2,175 of net deferred tax assets at December 31, 2001, will be realized.

At December 31, 2001, the Company has nonexpiring operating loss carryforwards in the United Kingdom of $27,845 (L19,072), and a net operating loss carryforward expiring over three years in Venezuela of $6,344 (Bolivars 4,808,744). The deferred tax assets applicable to these operating loss carryforwards at December 31, 2001 and 2000 are fully reserved by a valuation allowance.

In connection with the acquisitions of MSI in 2001 and RPI in 2000, the Company recorded $482 and $515, respectively, of deferred tax liabilities relating primarily to differences between the financial statement carrying values of the assets acquired and their tax bases.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10. STOCKHOLDER RIGHTS PLAN

On April 1, 1999, the Company adopted a Stockholder Rights Plan and declared a distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of the Company's common stock. The distribution was made on April 15, 1999 to stockholders of record on that date. The Rights expire on April 14, 2009.

The Rights are exercisable only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Each Right entitles stockholders to buy one one-thousandth of a share of a series of junior participating preferred stock at an exercise price of $30.00 per share.

If the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15 percent or more of the Company's outstanding common stock, each Right entitles its holder to purchase, at the Right's then-current exercise price, a number of acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15 percent or more of the Company's outstanding common stock, each Right entitles its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice such price.

Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the Company's common stock, the Rights are redeemable for one-half cent per Right at the option of the Company's Board of Directors.

11. STOCK OWNERSHIP PLANS

During May 1996, the Company established the Willbros Group, Inc. 1996 Stock Plan (the "1996 Plan") with 1,125,000 shares of common stock authorized for issuance to provide for awards to key employees of the Company, and the Willbros Group, Inc. Director Stock Plan (the "Director Plan") with 125,000 shares of common stock authorized for issuance to provide for the grant of stock options to non-employee directors. The number of shares authorized for issuance under the 1996 Plan was increased to 3,125,000 by shareholder approval.

Options granted under the 1996 Plan vest over a three to four year period. Options granted under the Director Plan vest six months after the date of grant. At December 31, 2001, the 1996 Plan has 748,000 shares and the Director Plan has 65,000 shares available for grant. Certain provisions allow for accelerated vesting based on increases of share prices.

The per share weighted-average fair value of options granted was calculated using the Black Scholes option-pricing model, assuming the options have a life of three years, the weighted-average risk-free interest rate at the dates of grant was 3.91 percent in 2001 (6.45 percent in 2000 and 5.86 percent in 1999) and the weighted-average volatility was 61.03 percent in 2001 (59.14 percent in 2000 and 52.78 percent in 1999).

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11. STOCK OWNERSHIP PLANS (CONTINUED)

The Company's stock option activity and related information consist of:

                                                                   YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------
                                                    2001                    2000                    1999
                                            ---------------------   ---------------------   ---------------------
                                                        WEIGHTED-               WEIGHTED-               WEIGHTED-
                                                         AVERAGE                 AVERAGE                 AVERAGE
                                                        EXERCISE                EXERCISE                EXERCISE
                                             SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                            ---------   ---------   ---------   ---------   ---------   ---------
    Outstanding, beginning of year........  1,859,550    $ 7.62     1,479,550     $8.20     1,093,050    $ 9.37
    Granted...............................    559,500     13.54       651,500      5.70       416,000      5.28
    Exercised.............................    496,250      7.02        40,500      5.12           500      6.63
    Forfeited.............................     71,000      6.12       231,000      6.34        29,000     10.51
                                            ---------    ------     ---------     -----     ---------    ------
    Outstanding, end of year..............  1,851,800    $ 9.64     1,859,550     $7.62     1,479,550    $ 8.20
                                            =========    ======     =========     =====     =========    ======
    Exercisable at end of year............    975,500    $ 9.00     1,186,425     $8.42       904,800    $ 8.84
                                            =========    ======     =========     =====     =========    ======

The weighted-average fair value of options granted during the year was $6.47 in 2001 ($2.56 in 2000, $2.17 in 1999). Exercise prices for options outstanding, weighted-average remaining life and weighted-average exercise price by ranges of exercise prices at December 31, 2001 are:

                                                                          WEIGHTED         WEIGHTED
                         RANGE OF                          OPTIONS        AVERAGE          AVERAGE
                      EXERCISE PRICES                    OUTSTANDING   REMAINING LIFE   EXERCISE PRICE
                      ---------------                    -----------   --------------   --------------
    $ 5.06 - $ 6.94....................................     832,500      7.9 Years          $ 5.84
    $ 8.67 - $11.75....................................     388,050      6.0 Years            9.21
    $12.70 - $19.44....................................     631,250      8.7 Years           14.91
                                                          ---------      ---------          ------
    $ 5.06 - $19.44....................................   1,851,800      7.8 Years          $ 9.64
                                                          =========      =========          ======

The number of vested options and weighted-average exercise price by ranges of exercise prices at December 31, 2001 are:

                                                                                      WEIGHTED
                              RANGE OF                                                AVERAGE
                          EXERCISE PRICES                         VESTED OPTIONS   EXERCISE PRICE
                          ---------------                         --------------   --------------
    $ 5.06 - $ 6.94.............................................     447,750           $ 6.02
    $ 8.67 - $11.75.............................................     309,300             9.13
    $12.70 - $19.44.............................................     218,500            14.91
                                                                     -------           ------
    $ 5.06 - $19.44.............................................     975,550           $ 9.00
                                                                     =======           ======

No compensation expense for the options granted under the 1996 Plan and the Director Plan has been recorded because the options exercise prices are equal to the fair value of the stock at the date of the grant. Had compensation expense for vested options been recorded, in accordance with the method provided in SFAS 123, the Company's net income (loss) would have been $18,268 in 2001 $(16,397) in 2000 and $(21,232) in 1999, and basic and diluted earnings (loss) per share would have been $1.26 and $1.21, respectively, in 2001, $(1.17) in 2000 and $(1.63) in 1999.

Under employee stock ownership plans established in 1992 and 1995, certain key employees were issued options to purchase common stock at a discount from fair value and were allowed to finance up to 90 percent of the option price with three-year non-interest bearing recourse notes.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are computed as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
    Net income (loss) applicable to common shares.....  $    19,080   $   (15,592)  $   (20,018)
                                                        ===========   ===========   ===========
    Weighted average number of common shares
      outstanding for basic earnings per share........   14,442,035    14,017,857    13,029,665
    Weighted average number of dilutive potential
      common shares outstanding.......................      632,131             -             -
                                                        -----------   -----------   -----------
    Weighted average number of common shares
      outstanding for diluted earnings per share......   15,074,166    14,017,857    13,029,665
                                                        ===========   ===========   ===========
    Earnings (loss) per common share:
      Basic...........................................  $      1.32   $     (1.11)  $     (1.54)
                                                        ===========   ===========   ===========
      Diluted.........................................  $      1.27   $     (1.11)  $     (1.54)
                                                        ===========   ===========   ===========

At December 31, 2001, there were 449,750 potential common shares (1,859,550 at December 31, 2000, and 1,479,550 at December 31, 1999) excluded from the computation of diluted earnings (loss) per share because of their anti-dilutive effect.

13. SEGMENT INFORMATION

The Company operates in a single operating segment providing construction, engineering and specialty services to the oil, gas and power industries. Due to a limited number of major projects and clients, the Company may at any one time have a substantial part of its operations dedicated to one project, client and country.

Customers representing more than 10 percent of total contract revenue are as follows:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                  --------------------
                                                                  2001    2000    1999
                                                                  ----    ----    ----
    Customer A..................................................   18%      -%      -%
    Customer B..................................................   17       -       -
    Customer C..................................................   14      44      36
    Customer D..................................................   10      11      11
    Customer E..................................................   10       -       -
                                                                   --      --      --
                                                                   69%     55%     47%
                                                                   ==      ==      ==

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13. SEGMENT INFORMATION (CONTINUED)

Information about the Company's operations in its significant work countries is shown below:

                                                                  YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                 2001       2000       1999
                                                               --------   --------   --------
    Contract revenue:
      United States(1).......................................  $205,292   $ 92,998   $ 42,981
      Nigeria................................................    67,365    143,023     75,928
      Offshore West Africa...................................    44,027     17,727      1,282
      Cameroon...............................................    34,808        806          -
      Venezuela..............................................    16,968     26,111     23,501
      Oman...................................................    14,303     12,908      8,026
      Australia..............................................     4,037     20,687     18,774
      Canada.................................................     3,334          -          -
      Indonesia..............................................         -          -      3,205
      Ivory Coast............................................         -          -      2,567
      Other..................................................         -         30        300
                                                               --------   --------   --------
                                                               $390,134   $314,290   $176,564
                                                               ========   ========   ========
    Long-lived assets:
      Nigeria................................................  $ 21,305   $ 24,541   $ 24,158
      United States..........................................    17,346     15,404     11,680
      Offshore West Africa...................................    11,399      7,411      8,100
      Cameroon...............................................     9,709          -          -
      Venezuela..............................................     6,640      9,699     14,724
      Oman...................................................     4,464      4,298      4,665
      Canada.................................................     3,258          -          -
      Indonesia..............................................         -          -      3,929
      Ivory Coast............................................         -         57      2,953
      Other..................................................       193      1,155      1,185
                                                               --------   --------   --------
                                                               $ 74,314   $ 62,565   $ 71,394
                                                               ========   ========   ========

---------------------------

(1) Net of intercountry revenue of $59,284 in 2001, $6,481 in 2000 and $3,176 in 1999.

14. CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES

The Company provides construction, engineering and specialty services to the oil, gas and power industries. The Company's principal markets are currently Africa, the Middle East, South America, Canada and the United States. Operations outside the United States may be subject to certain risks which ordinarily would not be expected to exist in the United States, including foreign currency restrictions, extreme exchange rate fluctuations, expropriation of assets, civil uprisings and riots, war, terrorist acts, unanticipated taxes including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments, availability of suitable personnel and equipment, termination of existing contracts and leases, government instability and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. Management is not presently aware of any events of the type described in the countries in which it operates that have not been provided for in the accompanying consolidated financial statements.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14. CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES (CONTINUED)

Based upon the advice of local advisors in the various work countries concerning the interpretation of the laws, practices and customs of the countries in which it operates, management believes the Company has followed the current practices in those countries; however, because of the nature of these potential risks, there can be no assurance that the Company may not be adversely affected by them in the future. The Company insures substantially all of its equipment in countries outside the United States against certain political risks and terrorism.

The Company has the usual liability of contractors for the completion of contracts and the warranty of its work. Where work is performed through a joint venture, the Company also has possible liability for the contract completion and warranty responsibilities of its joint venturers. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

Certain postcontract completion audits and reviews are being conducted by clients and/or government entities. While there can be no assurance that claims will not be received as a result of such audits and reviews, management does not believe a legitimate basis for any material claims exists. At the present time it is not possible for management to estimate the likelihood of such claims being asserted or, if asserted, the amount or nature thereof.

In connection with the Company's 10% interest in a joint venture in Venezuela, the Company issued a corporate guarantee equal to 10% of the joint venture's outstanding borrowings with two banks. The guarantee reduces as borrowings are repaid, and expires in March 2003. The commitment as of December 31, 2001 totals approximately $3,800.

In 1997 the Company entered into lease agreements with a special-purpose leasing partnership for land and an office building for the engineering group in Tulsa, Oklahoma. The leases are treated for accounting purposes as operating leases. The initial terms of the leases were for five years with 30 one-year renewal options, and end in August 2002. At the end of the initial terms of the leases, we can extend the leases with the agreement of the lessor, purchase the leased assets for $5,500, or terminate the leases and cause the assets to be sold. If the assets are sold, the cash proceeds from the sale in excess of $5,500 will be paid to the Company by the landlord. In the event cash proceeds are less than $5,500, the Company will make up the shortfall up to a maximum of $4,700.

The Company has certain operating leases for office and camp facilities. Rental expense, excluding daily rentals and reimbursable rentals under cost plus contracts, was $2,596 in 2001, $3,166 in 2000, and $2,257 in 1999. Minimum lease commitments under operating leases as of December 31, 2001, total $4,479 and are payable as follows: 2002, $1,346; 2003, $862; 2004, $847; 2005, $787; 2006, $577
and later years, $60.

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data for the years ended December 31, 2001 and 2000, is as follows:

                                             FIRST    SECOND     THIRD       FOURTH
                                            QUARTER   QUARTER   QUARTER    QUARTER(A)    TOTAL
                                            -------   -------   --------   ----------   --------
    December 31, 2001:
      Contract revenue....................  $65,732   $78,839   $113,343    $132,220    $390,134
      Operating income....................    3,345     8,320      8,574      13,917      34,156
      Income before income taxes..........    2,496     7,399      6,908      12,661      29,464
      Net income..........................      780     7,093      2,642       8,565      19,080
      Earnings per share:
         Basic............................      .06       .49        .18         .58        1.32
         Diluted..........................      .05       .47        .17         .56        1.27
    December 31, 2000:
      Contract revenue....................  $78,773   $81,772   $ 74,934    $ 78,811    $314,290
      Operating income (loss).............   (4,389)     (263)    (3,738)      3,085      (5,305)
      Income (loss) before income taxes...   (4,623)   (1,270)    (3,782)       (660)    (10,335)
      Net income (loss)...................   (5,914)   (4,344)    (5,742)        408     (15,592)
      Earnings (loss) per share, basic and
         diluted..........................     (.42)     (.31)      (.41)        .03       (1.11)

---------------------------

(a) Included in Fourth Quarter 2001 are non-taxable gains of $3,626 on termination of benefit plans.

The Company derives its revenue from contracts with durations from a few weeks to several months or in some cases, more than a year. Unit-price contracts provide relatively even quarterly results; however, major projects are usually fixed-price contracts that may result in uneven quarterly financial results due to the method by which revenue is recognized.

                              [Inside Back Cover]

     [Picture of camp, pipe yard and double-jointing near Belabo, Cameroon]

 [Picture of Willbros crews installing pipe at Yong River Crossing in Cameroon]

--------------------------------------------------------------------------------

                          [WILLBROS GROUP, INC. LOGO]

                              WILLBROS GROUP, INC.
                                4,000,000 SHARES
                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                           , 2002

                               CIBC WORLD MARKETS
                     CREDIT LYONNAIS SECURITIES (USA) INC.
                              D.A. DAVIDSON & CO.
                             FROST SECURITIES, INC.
                         MORGAN KEEGAN & COMPANY, INC.

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                                                            LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

All amounts, except the SEC and NASD fees, are estimates. The Registrant will pay all of these expenses.

    SEC registration fee........................................   $  6,086
    NASD filing fee.............................................      7,115
    New York Stock Exchange additional listing fee..............     20,000
    Printing and shipping expenses..............................    200,000
    Legal fees and expenses.....................................    275,000
    Accounting fees and expenses................................     60,000
    Transfer agent fees.........................................      7,500
    Miscellaneous...............................................      2,299
                                                                   --------
      Total.....................................................   $578,000
                                                                   ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 64 of the General Corporation Law of Panama (the "PGCL") provides that directors shall be liable to creditors of the Registrant for authorizing a dividend or distribution of assets with knowledge that such payments impair the Registrant's capital or for making a false report or statement in any material respect. In addition, Article 444 of the Panama Code of Commerce ("Article 444") provides that directors are not personally liable for the Registrant's obligations, except for liability to the Registrant and third parties for the effectiveness of the payments to the Registrant made by stockholders, the existence of dividends declared, the good management of the accounting, and in general, for execution or deficient performance of their mandate or the violation of laws, the Articles of Incorporation, the By-laws or resolutions of the stockholders. Article 444 provides that the liability of directors may only be claimed pursuant to a resolution of the stockholders.

The PGCL does not address the issue as to whether or not a corporation may eliminate or limit a director's, officer's or agent's liability to the corporation. Nevertheless, Arias, Fabrega & Fabrega, Panamanian counsel to the Registrant, has advised the Registrant that, as between the Registrant and its directors, officers and agents, such liability may be released under general contract principles, to the extent that a director, officer or agent, in the performance of his duties to the corporation, has not acted with gross negligence or malfeasance. This release may be included in the Articles of Incorporation or By-laws of the Registrant or in a contract entered into between the Registrant and the director, officer or agent. While such a release may not be binding with respect to a third person or stockholder claiming liability under Article 444, in order to claim such liability, a resolution of the stockholders would be necessary, which the Registrant believes would be difficult to secure in the case of a publicly held company.

The PGCL does not address the extent to which a corporation may indemnify a director, officer or agent. However, the Registrant's Panamanian counsel has advised the Registrant that, under general agency principles, an agent, which would include directors and officers, may be indemnified against liability to third persons, except for a claim based on Article 64 of the PGCL or for losses due to gross negligence or malfeasance in the performance of such agent's duties. The Registrant's Restated Articles of Incorporation release directors from personal liability to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director and authorize the Registrant's board of directors to adopt By-laws or resolutions to this effect or to cause the Registrant to enter into contracts providing for limitation of liability and for indemnification of directors, officers, and agents. The Registrant's Restated By-laws provide for indemnification of directors and officers of the Registrant to the fullest extent permitted by, and in the manner permissible under, the laws of the Republic of Panama. The Registrant has also entered into specific agreements with its directors and officers providing for indemnification of such persons under certain circumstances. The Registrant carries directors' and officers' liability insurance to insure its officers and directors against liability for certain errors and omissions and to defray costs of a suit or proceeding against an officer or director. The Registrant also carries directors' and officers' liability insurance which insures its officers and directors against liabilities they may incur in connection with the registration, offering or sale of the securities covered by this Registration Statement.

The preceding discussion is subject to the Registrant's Restated Articles of Incorporation and Restated By-laws and the provisions of Article 64 of the PGCL and Article 444 as applicable. It is not intended to be exhaustive and is qualified in its entirety by the Registrant's Restated Articles of Incorporation, the Registrant's Restated By-laws and Article 64 of the PGCL and
Article 444.

The form of Underwriting Agreement to be included as Exhibit 1 provides for indemnification of the Registrant and certain controlling persons under certain circumstances, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS.

The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated by reference herein.


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           1*            Form of Underwriting Agreement.
           4.1           Amended and Restated Articles of Incorporation of the
                         Registrant (previously filed as Exhibit 3.2 to the
                         Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1998, SEC File No. 1-11953, and
                         incorporated by reference herein).
           4.2           Restated By-laws of the Registrant (previously filed as
                         Exhibit 3.2 to the Registrant's Registration Statement on
                         Form S-1, Registration No. 333-5413 (the "S-1 Registration
                         Statement"), and incorporated by reference herein).
           4.3           Form of Stock Certificate for Common Stock, Par Value $0.05
                         Per Share (previously filed as Exhibit 4 to the S-1
                         Registration Statement and incorporated by reference
                         herein).
           4.4           Rights Agreement, dated April 1, 1999, between the
                         Registrant and ChaseMellon Shareholder Services, L.L.C., as
                         Rights Agent (previously filed as an exhibit to the
                         Registrant's Registration Statement on Form 8-A, dated April
                         9, 1999, SEC File No. 1-11953, and incorporated by reference herein).
           4.5           Certificate of Designation of Series A Junior Participating
                         Preferred Stock of the Registrant (previously filed as
                         Exhibit 3 to the Registrant's Report on Form 10-Q for the
                         quarter ended March 31, 1999, SEC File No. 1-11953, and
                         incorporated by reference herein).
           5*            Opinion of Arias, Fabrega & Fabrega, regarding the legality of the common stock.
           8.1*          Opinion of Sidley Austin Brown & Wood LLP regarding U.S. tax matters.
           8.2*          Opinion of Arias, Fabrega & Fabrega regarding Panamanian tax matters (included in Exhibit 5).
          23.1**         Consent of KPMG LLP.
          23.2*          Consent of Arias, Fabrega & Fabrega (included in Exhibit 5).
          23.3*          Consent of Sidley Austin Brown & Wood LLP (included in
                         Exhibit 8.1).
          24*            Power of Attorney.


---------------------------


  * Previously filed with this Registration Statement.



 ** Filed herewith.


ITEM 17. UNDERTAKINGS.

(b) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this

Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned Registrant undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 8th day of May, 2002.


                                          WILLBROS GROUP, INC.

                                          By:       /s/ LARRY J. BUMP
                                            ------------------------------------
                                                       Larry J. Bump
                                                 Chairman of the Board and
                                                  Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

                /s/ LARRY J. BUMP                    Director, Chairman of the Board and     May 8, 2002
 ------------------------------------------------    Chief Executive Officer (Principal
                  Larry J. Bump                               Executive Officer
                                                        and Authorized Representative
                                                            in the United States)


              /s/ MICHAEL F. CURRAN                    Director, Vice Chairman of the        May 8, 2002
 ------------------------------------------------        Board, President and Chief
                Michael F. Curran                             Operating Officer


              /s/ WARREN L. WILLIAMS                   Vice President, Chief Financial       May 8, 2002
 ------------------------------------------------           Officer and Treasurer
                Warren L. Williams                    (Principal Financial Officer and
                                                        Principal Accounting Officer)


               /s/ PETER A. LEIDEL*                               Director                   May 8, 2002
 ------------------------------------------------
                 Peter A. Leidel


             /s/ RODNEY B. MITCHELL*                              Director                   May 8, 2002
 ------------------------------------------------
                Rodney B. Mitchell


               /s/ MICHAEL J. PINK*                               Director                   May 8, 2002
 ------------------------------------------------
                 Michael J. Pink


            /s/ JAMES B. TAYLOR, JR.*                             Director                   May 8, 2002
 ------------------------------------------------
               James B. Taylor, Jr.


              /s/ GUY E. WALDVOGEL*                               Director                   May 8, 2002
 ------------------------------------------------
                 Guy E. Waldvogel

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----


              /s/ JOHN H. WILLIAMS*                               Director                   May 8, 2002
 ------------------------------------------------
                 John H. Williams


              *By:/s/ LARRY J. BUMP
    ------------------------------------------
                  Larry J. Bump
                 Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1*      --   Form of Underwriting Agreement.
  4.1     --   Amended and Restated Articles of Incorporation of the
               Registrant (previously filed as Exhibit 3.2 to the
               Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1998, SEC File No. 1-11953, and
               incorporated by reference herein).
  4.2     --   Restated By-laws of the Registrant (previously filed as
               Exhibit 3.2 to the Registrant's Registration Statement on
               Form S-1, Registration No. 333-5413 (the "S-1 Registration
               Statement"), and incorporated by reference herein).
  4.3     --   Form of Stock Certificate for Common Stock, Par Value $0.05
               Per Share (previously filed as Exhibit 4 to the S-1
               Registration Statement and incorporated by reference
               herein).
  4.4     --   Rights Agreement, dated April 1, 1999, between the
               Registrant and ChaseMellon Shareholder Services, L.L.C., as
               Rights Agent (previously filed as an exhibit to the
               Registrant's Registration Statement on Form 8-A, dated April
               9, 1999, SEC File No. 1-11953, and incorporated by reference herein).
  4.5     --   Certificate of Designation of Series A Junior Participating
               Preferred Stock of the Registrant (previously filed as
               Exhibit 3 to the Registrant's Report on Form 10-Q for the
               quarter ended March 31, 1999, SEC File No. 1-11953, and
               incorporated by reference herein).
  5*      --   Opinion of Arias, Fabrega & Fabrega, regarding the legality of the common stock.
  8.1*    --   Opinion of Sidley Austin Brown & Wood LLP regarding U.S. tax matters.
  8.2*    --   Opinion of Arias, Fabrega & Fabrega regarding Panamanian tax matters (included in Exhibit 5).
 23.1**   --   Consent of KPMG LLP.
 23.2*    --   Consent of Arias, Fabrega & Fabrega (included in Exhibit 5).
 23.3*    --   Consent of Sidley Austin Brown & Wood LLP (included in
               Exhibit 8.1).
 24*      --   Power of Attorney.


---------------------------


  * Previously filed with this Registration Statement.


 ** Filed herewith.